UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



12027903

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM 1-A

Received SEC

AUG 3 1 2012

REGULATION A OFFERING STATEMENT Washington. DC 20549
UNDER THE SECURITIES ACT OF 1933

JURRASIC INDUSTRIES, INC.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

902 South U.S. Hwy 81/287
Decatur, TX 76234
(940) 627-0155
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Reg Lindberg
Chief Executive Officer
902 South U.S. Hwy 81/287
Decatur, TX 76234
(940) 627-0155
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3143
(Primary Standard Industrial
Classification Code Number)

20-8058957
(I.R.S. Employer Identification No.)

Copies to:
Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
(212) 930-9700
(212) 930-9725 (fax)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent
amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART 1 - NOTIFICATION

Item 1. Significant Parties

(a) The issuer's directors:

	Business Address	Residential Address
Reg Lindberg	902 U.S. Hwy 81/287 Decatur, TX 76234	260 Private Road 2219 Decatur, TX 76234
Donna Jean Lindberg	902 U.S. Hwy 81/287 Decatur, TX 76234	260 Private Road 2219 Decatur, TX 76234

(b) The issuer's officers:

	Business Address	Residential Address
Reg Lindberg Chief Executive Officer	902 U.S. Hwy 81/287 Decatur, TX 76234	260 Private Road 2219 Decatur, TX 76234
Donna Jean Lindberg Secretary	902 U.S. Hwy 81/287 Decatur, TX 76234	260 Private Road 2219 Decatur, TX 76234
Jose A. Soto III Chief Financial Officer	902 U.S. Hwy 81/287 Decatur, TX 76234	82-14 256th Street Floral Park, NY 11004

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

	Shares	Percentage
Reg Lindberg 260 Private Road 2219 Decatur, TX 76234	15,000,000	85.20%
Philip R. Warth Trust 13 Sam's Point Lane Hilton Head, SC 29926	1,100.000	6.25%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

   The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Reg Lindberg
Donna Jean Lindberg

(g) Affiliates of the issuer: See persons named in Items 1(a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006

Attention: Andrea Cataneo, Esq.

(i)   Each underwriter with respect to the proposed offering: None

(j)   The underwriter's directors: Not Applicable

(k)   The underwriter's officers: Not Applicable

(l)   The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a)   State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b)   If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

(a)   List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b)   List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in Texas, New York, South Carolina, Ohio, Minnesota, Illinois, Alabama, Florida, Missouri, Michigan, Louisiana, Oklahoma and Iowa. All such offerings will be made by one of our officers and/or directors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a)   As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1)   The name of such issuer: Jurassic Industries, Inc.

(2)   The title and amount of securities issued:
1,455,000 shares of Common Stock, no par value per share.

8% Promissory Notes in the aggregate principal amount of $932,500

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof:

The offering price for the shares of common stock was $0.50 per share, or aggregate gross proceeds of $727,500, based on the proposed valuation of the Company at the time of issuance.

The promissory notes were offered to investors with an option to convert their principal and interest at $0.50 per share upon certain events interest accruing at a rate of 8% per annum.

(4) The names and identities of the persons to whom the securities were issued:

Name and Address	Securities Issued	Number of Securities Issued
John Prewitt Nelson	Common Stock	20,000
Dan Volkmann	Common Stock	55,000
Philip R. Warth Trust	Common Stock	300,000
David L. Templeton	Common Stock	120,000
Philip H. Stark	Common Stock	100,000
Richard A. Korn	Common Stock	50,000
Robert C. McCall	Common Stock	100,000
Jeffrey L. Murray	Common Stock	10,000
Robert Distelhorst	Common Stock	20,000
Patrick J. Wanner	Common Stock	80,000
M.B. Seales and Bonita B. Seales	Common Stock	30,000
Jimmie B. Cooper	Common Stock	100,000
Shryl Cooper	Common Stock	100,000
Jake Cooper	Common Stock	20,000
Jim Ross Cooper	Common Stock	20,000
Jill Cooper	Common Stock	20,000
Adana Green	Common Stock	200,000
Marcia J. Nunn	Common Stock	50,000
Sherri Watson	Common Stock	20,000
Harrison, Walker & Harper, LP	Common Stock	40,000
Joseph Tagliaferro	Promissory Note	$5,000 face amount
Richard Rao	Promissory Note	$20,000 face amount
Hall Shatwell	Promissory Note	$10,000 face amount
JLR Investments, LLC	Promissory Note	$20,000 face amount
Thurmond Aylor	Promissory Note	$4,000 face amount
Philip R. Warth Trust	Promissory Note	$200,000 face amount
Mary Hicks	Promissory Note	$250,000 face amount
Matt Provoyeur and Paula Provoyeur	Promissory Note	$5,000 face amount
Jimmie B. Cooper	Promissory Note	$46,000 face amount
Mike Wixom	Promissory Note	$50,000 face amount
Warren L. Bush	Promissory Note	$30,000 face amount
Dan Volkmann	Promissory Note	$22,500 face amount
Mary Hicks	Promissory Note	$50,000 face amount
Philip R. Warth Trust	Promissory Note	$200,000 face amount
David L. Templeton	Promissory Note	$20,000 face amount

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form 1-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an

underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") under the Securities Act. The securities are only offered and sold to investors who qualify as "accredited investors" as defined in Regulation D promulgated under the Securities Act.

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:
None.

PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2012

Item 1. Cover Page

PRELIMINARY OFFERING CIRCULAR
JURASSIC INDUSTRIES, INC.
902 S. Bus. Hwy. 81/287
Decatur, Texas 76234

5,000,000 SHARES OF
COMMON STOCK

This offering circular relates to the sale of 5,000,000 shares of our common stock, no par value per share by the management of Jurassic Industries, Inc. on a "best efforts, no minimum" basis at a price of $1.00 per share. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. We intend to begin discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the OTCMarkets, Inc. upon the effectiveness of this offering circular.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is _____, 2012.

Item 2. Distribution Spread

	Price to public	Underwriting discounts and commissions	Proceeds to issuer or other persons (1)
Per Share	$1.00	$0	$1.00
Minimum Offering	$0	$0	$0
Maximum Offering	$5,000,000	$0	$5,000,000

(1) Offering costs are estimated at $500,000, assuming the maximum offering is achieved.

Table of Contents

SUMMARY.. 1
RISK FACTORS.. 2
DILUTION... 7
PLAN OF DISTRIBUTION.. 8
USE OF PROCEEDS... 10
BUSINESS... 11
EMPLOYEES.. 13
LEGAL PROCEEDINGS.. 13
MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION......... 14
FACILITIES... 16
DIRECTORS AND EXECUTIVE OFFICERS....................................... 17
EXECUTIVE COMPENSATION... 18
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.. 18
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................ 19
DESCRIPTION OF SECURITIES TO BE REGISTERED.. 20
INDEX TO FINANCIAL STATEMENTS... F-1
SIGNATURES... II-2

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Jurassic," the "Company," "us," and "our" refer to Jurassic Industries, Inc.

JURASSIC INDUSTRIES, INC.

Jurassic Industries, Inc. was incorporated in Texas On October 13, 2006. We refer to Jurassic Industries, Inc. as "we", "our", "us", "its", "Jurassic" or the "Company".

The Company began informally in 1990 when Reg Lindberg, our chief Executive Officer, developed a long range plan to use the family ranch in Central Texas to produce the raw materials for western, fashion and dress boots utilizing exotic ostrich skins. He determined that the cost of exotic ostrich skins (normally imported from South Africa) represented the largest cost of production, and by raising ostriches on his ranch, he could thereby reduce the cost of manufacturing exotic ostrich footwear and insure a consistent high-quality product and have a continuous supply. With that ultimate goal in mind, Mr. Lindberg began extensive research into the South African ostrich leather industry to gain optimal knowledge concerning the specific processes that pertain to ostrich leather production. He began a 20 year program of breeding and developing his own heard of ostriches utilizing all three breeds: Tanzania Red-Necked, Namibia Blue-Necked, and African Black. Cross-breeding allowed for hybrid vigor. The ranch now has a herd of 747, and each bird yields approximately 4 pair of western boots.

Jurassic Ranch Boots are designed in-house by our own design team, and updates are evaluated on a quarterly basis. Our ostrich hides are sent to a tannery in Leon, Mexico and then to a manufacturer where our boots are hand-made and hand-lasted for quality and comfort. On hand inventory is closely monitored, and orders to the factory are based on customer demand. We sell our footwear wholesale, and pricing is based on two times the cost of goods to retailers.

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

Category	2011	2010
Footwear	99.31%	97.57%
Meat by-products	0.69%	2.49%

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the OTCMarkets, Inc. upon the effectiveness of this offering circular.

We are registering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the six months ended June 30, 2012, we generated $739,416 in revenue and a net income of $76,728. For the year ended December 31, 2011, we generated $1,801,532 in revenue and a net income of $109,724. For the year ended December 31, 2010, we generated $246,479 in revenue and a net loss of $(154,015).

Our executive offices are located at 902 S. Bus. Hwy. 81/287, Decatur, Texas 76234, and our telephone number is 940-627-0155. We are a Texas corporation.

The Offering

Common stock outstanding before the offering......................	17,605,776 shares
Common stock being offered...	Up to 5,000,000 shares
Common stock to be outstanding after the offering................. if all the offered shares are sold	22,605,776 shares
Use of proceeds..	If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $5,000,000. We intend to use these proceeds for the expansion of Jurassic Ranch and the production of Jurassic Ranch Boots.
Risk Factors...	An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Financial Results

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, OUR BUSINESS OPERATIONS WILL BE HARMED. EVEN IF WE DO OBTAIN ADDITIONAL FINANCING OUR THEN EXISTING SHAREHOLDERS MAY SUFFER SUBSTANTIAL DILUTION.

We will require additional funds to operate our business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $5,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

OUR FINANCIAL RESULTS DEPEND ENTIRELY UPON OUR ABILITY TO RAISE OSTRICHES, AND FACTORS THAT ADVERSELY AFFECT OUR RANCHING ACTIVITIES, INCLUDING WEATHER CONDITIONS, WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS AND BUSINESS OPERATIONS.

Our success depends heavily on the vitality of our ostriches. Weather conditions, such as floods, heat waves or droughts, and pervasive livestock diseases can affect our ranching activities. While the state of Texas experienced drought and drought-like conditions during 2011, weather conditions did not, and to date have not, had an effect on our ranching activities. Water used in the raising of our ostriches and in the irrigation of our grazing crops comes from a communal deep well. The ranch also has its own deep well for private use. In addition, the Bosque River runs through the ranch property providing an additional source of water. Should weather conditions effect our ranching activities in the future, our business results and financial conditions could be adversely affected.

OUR INABILITY TO CONTINUE OPERATING OUR RANCH MAY INTERRUPT OUR SUPPLY OF OSTRICH.

We operate a ranch to grow the ostrich leather which is used in our products. While historically we have not experienced significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect our results of operations.

THE TIMING AND AMOUNT OF CAPITAL REQUIREMENTS ARE NOT ENTIRELY WITHIN OUR CONTROL AND CANNOT ACCURATELY BE PREDICTED AND AS A RESULT, WE MAY NOT BE ABLE TO RAISE CAPITAL IN TIME TO SATISFY OUR NEEDS, OR COMMENCE OPERATIONS.

We will need to raise additional capital to implement our business plan. We have no commitments for financing, and we cannot be sure that any financing would be available in a timely manner, on terms acceptable to us, or at all. Further, any equity financing could reduce ownership of existing stockholders and any borrowed money could involve restrictions on future capital raising activities and other financial and operational matters. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop our business to a level where it will generate profits and cash flows from operations.

THE UNITED STATES AND GLOBAL ECONOMIC SLOWDOWN AND ONGOING DISRUPTIONS IN THE FINANCIAL MARKETS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON CONSUMER AND CORPORATE SPENDING AND OUR BUSINESS IN WAYS THAT WE CANNOT CURRENTLY PREDICT. CONSUMER AND CORPORATE SPENDING CAN SIGNIFICANTLY IMPACT OUR OPERATING RESULTS, AND NATIONAL OR LOCAL CATASTROPHES, ELEVATED TERRORISM ALERTS OR NATURAL DISASTERS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.

Our business depends on discretionary consumer and corporate spending. The recent combination of severely tightened credit markets, stringent and costly borrowing conditions, deterioration of residential real estate and mortgage markets, unprecedented stock market declines and fluctuating oil and commodity prices, among other factors, have led to historically low levels of consumer confidence and recessionary conditions. The direction and strength of the United States economy, including the financial and credit markets, currently is uncertain due to these factors. Many of these conditions and uncertainties also exist in varying degrees throughout the global markets.

Many factors related to discretionary consumer spending can adversely impact recreational and entertainment spending and significantly impact our operating results. Consumer disposable income and spending are affected by economic conditions such as employment rates, high or rising fuel prices, difficult consumer credit and housing markets, interest and tax rates and inflation. Many factors affect corporate spending such as general economic and other business conditions, including consumer spending, high or rising fuel prices, interest and tax rates, hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorist attacks, military actions and inflation, as well as various industry and other business conditions, including corporate marketing and promotional spending and interest levels. Such factors or incidents, even if not directly impacting us, could disrupt or otherwise adversely impact our customers, markets and consumer spending in general. Also, recent or future governmental actions may control, influence or otherwise restrict corporate spending or spending trends. These factors can impact regional and national consumer and corporate spending sentiment, and adversely affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales and driving schools and other track rentals. These factors also can affect the financial results of present and potential sponsors and other customers of our facilities and events and of the industry. Negative factors such as challenging economic conditions, governmental actions that impact spending, public concerns over additional national security incidents and air travel, particularly when combined, can impact corporate and individual customer spending and each negative factor can have varying effects on our operating results. All of the aforementioned factors, among others, can have a material adverse impact on our future operating results and growth.

Government responses and actions may or may not successfully restore stability to the credit and consumer markets and improve economic conditions in the foreseeable future. There can be no assurance that government response to the economic slowdown and disruptions in the financial and credit markets will stabilize the economy or financial and credit markets for long periods. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could lead to higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. These economic conditions might not improve or could worsen and when these conditions may ultimately improve cannot be determined at this time. These severe economic conditions and governmental actions have and may further adversely impact various industries of our consumer and corporate customers, resulting in spending declines that could adversely impact our revenues and profitability. There can be no assurance that consumer and corporate spending will not be further adversely

impacted by current or unforeseen economic conditions, thereby possibly having a material adverse impact on our future operating results and growth.

IF WE ARE UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE OUR SERVICES, OUR BUSINESS WILL BE HARMED.

We have limited experience as a company in the sale, marketing and distribution of our services. To achieve commercial success, we must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to market our products.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable. If our current or future partners do not perform adequately, or we are unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, our ability to achieve our expected revenue growth rate will be harmed.

OUR BUSINESS MAY BE AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL.

Our ability to increase sales, and to profitably distribute and sell our products and services, is subject to a number of risks, including changes in our business relationships with our principal distributors, competitive risks such as the entrance of additional competitors into our markets, pricing and technological competition, risks associated with the development and marketing of new products and services in order to remain competitive and risks associated with changing economic conditions and government regulation.

WE MAY NOT BE ABLE TO COMPETE WITH CURRENT AND POTENTIAL FOOTWARE COMPANIES, SOME OF WHOM HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.

The footwear industry is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

WE WILL NEED TO RAISE ADDITIONAL EQUITY OR DEBT FINANCING IN THE FUTURE.

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

WE MAY BE UNABLE TO MANAGE OUR GROWTH OR IMPLEMENT OUR EXPANSION STRATEGY.

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

IF WE ARE UNABLE TO RETAIN THE SERVICES OF MR. LINDBERG OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL AND FIELD PERSONNEL HAVING EXPERIENCE IN THE FOOTWARE INDUSTRY, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

Our success depends to a significant extent upon the continued services of Mr. Lindberg, our chief executive officer. Loss of the services of Mr. Lindberg could have a material adverse effect on our growth, revenues, and prospective business. In order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and field personnel having experience in the ranching and footwear manufacturing business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

WE ARE CONTROLLED BY CURRENT OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS.

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 82.85% of the outstanding shares of our common stock, assuming 10% of shares being offered hereunder, or 500,000 shares, is sold by the Company or 66.35% of the outstanding shares of our common stock, assuming the maximum number of shares being offered hereunder is sold by the Company. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

OUR OPERATIONS MAY BE HARMED IF WE ARE UNABLE TO MANAGE OUR INVENTORY PROPERLY.

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

WE RELY ON FOREIGN MANUFACTURERS FOR PRODUCTIONS OF SHOES AND ANY INTERRUPTIONS COULD DISRUPT OUR ABILITY TO FILL CUSTOMER ORDERS AND HAVE A MATERIAL IMPACT ON OUR ABILITY TO OPERATE.

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Due to the North American Free Trade Agreement (NAFTA), products originating in the U.S. for sale in the U.S. may be exported into Mexico for manufacturing, and imported back to the U.S. without tariff fees. This allows us to produce our boots at a much lower price than our competition. The United States and the countries in which our products are sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

DUE TO THE HIGH LEVEL OF COMPETITION IN THE FOOTWEAR INDUSTRY WE MIGHT FAIL TO COMPETE EFFECTIVELY, WHICH WOULD HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

The footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

FLUCTUATION IN FOREIGN CURRENCY COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONS.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Our Securities

THIS OFFERING IS BEING MADE ON A BEST EFFORTS BASIS WITH NO ESCROW ACCOUNT SO THAT WE WILL RECEIVE ALL PROCEEDS FROM SALES EVEN IF WE DO NOT SELL ALL OF THE SHARES OFFERED HEREBY.

We are making this offering on a best efforts basis, and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

OUR FAILURE TO SELL ALL OF THE SHARES OFFERED HEREBY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS PLAN.

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

IF YOU PURCHASE SHARES IN THIS OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

The $1.00 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR COMMON STOCK. FAILURE TO DEVELOP OR MAINTAIN A TRADING MARKET COULD NEGATIVELY AFFECT THE VALUE OF OUR SHARES AND MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO SELL YOUR SHARES.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the OTCMarkets, Inc, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the OTCMarkets, Inc, the OTCMarkets, Inc provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

OUR COMMON STOCK WILL BE SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and

- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY DIVIDENDS IN THE FUTURE. ANY RETURN ON INVESTMENT MAY BE LIMITED TO THE VALUE OF OUR COMMON STOCK.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant.

DILUTION

If you purchase our securities in this offering, your interest will be diluted to the extent of the difference between the public offering price per unit and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding as of June 30, 2012.

Our net tangible book value at June 30, 2012 was $799,719, or $0.0454 per share, based on 17,605,776 shares of our common stock outstanding. After giving effect to the issuance and sale of all the shares in this offering at the public offering price of $1.00 per share, less the estimated offering expenses, our adjusted net tangible book value at June 30, 2012 would be $5,299,719 or $0.2344 per share. This represents an immediate increase in net tangible book value of $0.189 per share to existing stockholders and an immediate dilution of $0.7656 per share to investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$	1.00
Net tangible book value per share as of June 30, 2012	$ 0.0454		
Increase per share attributable to investors in this offering	$ 0.18900.2344		
Adjusted net tangible book value per share as of June 30, 2012		$	0.2344
Dilution per share to investors in this offering		$	0.7656

The foregoing illustration does not reflect potential dilution from the exercise of any convertible securities to purchase shares of our common stock.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Offering

We are offering up to a total of 5,000,000 shares of common stock on a best efforts basis. The offering price is $1.00 per share. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 5,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and funds are received in our account.

We will sell the shares in this offering in the states of Texas, New York, Ohio, Missouri, Louisiana, Alabama, South Carolina, Illinois, Colorado, Florida, Rhode Island, North Dakota, New Mexico, Michigan, North Carolina, Minnesota and Iowa through Reg Lindberg our President. The foregoing individual will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We may invite broker-dealer participation in this offering but currently do not have anything in place at this time.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

The offering will begin on the date of this offering circular and will continue for a period of 120 days from the date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Jurassic Industries, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If we sell shares of our common stock under this offering circular in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our common stock from a selling security holder under this offering circular who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

Item 5. Use of Proceeds

USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the gross proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures.

	5%	10%	25%	50%	75%	100%
TOTAL GROSS PROCEEDS	**$250,000**	**$500,000**	**$1,250,000**	**$2,500,000**	**$3,750,000**	**$5,000,000**
RANCH OPERATION						
Gross Offering Proceeds:						
Feed & Care of 2012 Flock (including breeder birds)	$50,418	$100,835	$252,089	$504,177	$756,266	$1,008,354
Working Capital for Ranch Expansion/Improvements	$25,000	$50,000	$125,000	$250,000	$375,000	$500,000
Excess Cash for Ranch Operation	$7,917	$15,834	$39,584	$79,168	$118,752	$158,336
BOOT OPERATION						
Use of New Offering Proceeds						
Cost of Goods/Receivables (7,900 pair @ $130.00 per pair)	$85,585	$171,170	$427,925	$855,850	$1,283,776	$1,711,701
Marketing, Sales Promotions & Website Expansion	$15,729	$31,459	$78,647	$157,295	$235,942	$314,589
Overhead	$15,834	$31,667	$79,168	$158,337	$237,505	$316,673
Salesmen Commissions	$19,685	$39,371	$98,427	$196,854	$295,282	$393,709
Offering Costs	$25,000	$50,000	$125,000	$250,000	$375,000	$500,000
Excess Cash for Boot Operation	$4,832	$9,664	$24,160	$48,319	$72,477	$96,638

Item 6. Description of Business

BUSINESS

Overview and History

Jurassic Industries, Inc. was incorporated in Texas On October 13, 2006. We refer to Jurassic Industries, Inc. as "we", "our", "us", "its", "Jurassic" or the "Company".

The Company began informally in 1990 when Reg Lindberg, our chief Executive Officer, developed a long range plan to use the family ranch in Central Texas to produce the raw materials for western, fashion and dress boots utilizing exotic ostrich skins. He determined that the cost of exotic ostrich skins (normally imported from South Africa) represented the largest cost of production, and by raising ostriches on his ranch, he could thereby reduce the cost of manufacturing exotic ostrich footwear and insure a consistent high-quality product and have a continuous supply. With that ultimate goal in mind, Mr. Lindberg began extensive research into the South African ostrich leather industry to gain optimal knowledge concerning the specific processes that pertain to ostrich leather production. He began a 20 year program of breeding and developing his own heard of ostriches utilizing all three breeds: Tanzania Red-Necked, Namibia Blue-Necked, and African Black. Cross-breeding allowed for hybrid vigor. The ranch now has a herd of 747 breeder birds. Each breeder bird can produce an average of 20 eggs per season. Once an ostrich reaches one year of age, their hides can produce at least four (4) pair of boots.

Jurassic Ranch Boots are designed in-house by our own design team, and updates are evaluated on a quarterly basis. Our ostrich hides are sent to a tannery in Leon, Mexico and then to a manufacturer where our boots are hand-made and hand-lasted for quality and comfort. On hand inventory is closely monitored, and orders to the factory are based on customer demand. We sell our footwear wholesale, and pricing is based on two times the cost of goods to retailers.

Products

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

Category	2011	2010
Footwear	99.31%	97.51%
Meat By-products	0.67%	2.49%

Footwear

We believe that handmade, old-time classic boot crafting is still the best way to construct quality boots. Our commitment to quality and detail is evident from the top of the boot to the bottom, both inside and out. Our company markets completely handmade, hand-lasted boots as opposed to our competition. Our insoles, outsoles and the inner linings are constructed of top grade cowhide. Our stacked heels are all leather. Our boots are engineered with an exclusive conforming foot bed for unsurpassed comfort and fit.

Our premium ostrich hides are a combination of three superior ostrich breeds - Tanzania Red-Necked, Namibia Blue-Necked, and African Black, which are raised on our own ranch. While historically we have not experienced any significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect the results of our operations. In the event that we are unable to produce a sufficient quantity of hides to be used in the manufacturing our boots, we have the option to purchase green salted, raw skins from other producers in the United States, Canada and Mexico.

Ranch Operations

With our selective breeding, we are able to produce very high quality ostrich. We plan to capitalize on this advantage with the expansion of our operation once additional working capital is in place. Years of observation have proven that the key to success in producing the optimum number of ostriches is to provide sufficient area per bird (ostriches are grazers, similar to cattle). By having ample space per bird, the bird is more relaxed, which promotes a healthier feather growth, producing unblemished, higher quality leather. Our ostrich forage on the wheat fields of our Central Texas Ranch, dramatically lowering our cost of production. We purchase a special blend of feed directly from the mill, formulated for optimum growth and egg production. We also purchase additional feed sources, such as alfalfa and corn, directly from farmers at commodity prices. The company does not purchase any

feed at retail prices, allowing for a cost reduction in raising the birds. The whole process of raising ostrich begins with a good foundation of breeding stock, there by producing a larger number of fertile eggs.

Raw Materials and Sources of Supply

Our Company's best advantage is our autonomy, allowing us to control our own source of supply and ensure the highest quality product. Not only are the hides of our ostriches used in producing our boots, the meat from the birds is processed and sold to various meat wholesalers at an average price of $5.00 per pound. Our ranch has been in business for over 20 years, enabling us to formulate a breeding/raising production plan for maximum quality and cost results. Having mastered the parameters of breeding, incubation and raising of the birds, we are able to produce birds with the best hides and the most meat. Adult birds are then shipped to a USDA processing plant, where the meat is removed and the hides are salted and sent to the tannery in Mexico for final processing in the production of our boots. In today's market the demand for ostrich meat is larger than we can currently supply.

Product Sales

Currently our boot products are being sold through western retailers nationwide and on our website: www.jurassicboots.com. The company has two salesmen devoted to selling our footwear products, with plans to expand our sales force to seven in the near future. Our meat is sold to various meat wholesalers for restaurants and health focused food stores.

Distribution

We distribute our products through western retail stores and wholesale meat distributors.

Advertising and Marketing

Plans to create customer/retailer awareness and create branding of our products are as follows:

Direct Mail - Information/Catalogues will be sent to leading retailers in the Western Market promoting our line of Boots.

Print and Catalog Advertising - We plan for our footwear to be advertised in a variety of Western Lifestyle Magazines and Catalogues.

Internet Advertising - This will be a two-fold process. Currently we have a company website promoting our footwear products. We also plan to cross-promote on various other Western Wear websites and websites directed towards the western lifestyle.

Trade Shows - We are currently slated to attend two trade shows in the near future, with plans to increase our participation in several tradeshows for 2012. This will allow us to expand awareness of our products and services to a maximum audience in a minimal amount of time.

Seasonality

The demand for western boots stays relatively consistent throughout the year, with at increase in sales during the holiday season. During the summer months when the peak rodeo/performance horse events are in full swing, sales of boots remain brisk in the western market for men, women and children. Fashion trends such as wearing dresses/skirts with western boots in the spring and summer keep boot sales steady.

Backlog

As of August 1, 2012, we had a backlog of firm orders totaling approximately $415,000. We anticipate that a significant amount of this backlog will be shipped during the third quarter ending September 30, 2012.

Manufacturing

Our products are manufactured in Leon, Mexico. After extensive research, Mexico offered the best combination of quality and low production costs. Hides are shipped to a tanning facility in Mexico from the meat processing plant for tanning and use in producing our boots. Once tanning is complete, the company has an exclusive agreement with a boot manufacturer to manufacture our boots. Due to the North American Free Trade Agreement (NAFTA), products originating in the U.S. for sale in the U.S. may be exported into Mexico for manufacturing, and imported back to the U.S. without tariff fees. Hides are shipped from the meat processing plant to Mexico, where they are then sent to the manufacturing facility. We have two full-time employees located on site - a Boot

Engineer/Designer and a Production Manager/Quality Control Supervisor. The finished products are then shipped back to our warehouse in Decatur, TX through the NAFTA Program which eliminates us from paying import/export tariffs.

Meat from our birds is processed at a USDA meat plant, where it is then sold to meat wholesalers for use in the retail market.

We maintain a strategic partnership with both our manufacturer Siete Legues in Leon, Mexico and a meat wholesaler Nutri-tech in McPherson, KS. Half of the manufacturing floor at Siete Legues is dedicated to the construction of our boots at an average cost of $130.00 USD. Currently Nutri-tech purchases all of the meat commodity at an average cost of $5.50 per lb (approx. $500 per bird). We are in the process of completing a retail website where meat will be sold via the website for $20.00 per lb. Once these sales begin through our website, we will discontinue our relationship with Nutritech. We keep the hide (skin) and export the hides directly to our manufacturer in Leon, Mexico where it is tanned and finished (colored and softened). We enter into purchase orders for the manufacturing of our boots from our manufacturer in Leon, Mexico on an as-needed basis at a cost of approximately $60.00 to $140.00 USD per pair of boots, such cost contingent on the style of boot ordered.

Trademarks and Trade Names; Patents;

Our principal trade names are Jurassic Ranch Boots, Donna Jean Boots, and Kids Jurassic, and our principal trademarks for our various products sold under our principal trade names have not been registered in the United States. We intend to register our trademarks in the near future.

We regard our trade name and trademarks as valuable assets and believe that they are important factors in marketing our products. We seek to protect and vigorously defend our trade name and trademarks against infringement under the laws of the United States and other countries. In addition, we seek to protect and vigorously defend our patents, designs, copyrights and all other proprietary rights covering components and features used in various footwear, apparel and accessories under applicable laws.

Competition

Our footwear and accessories products are marketed in highly competitive environments that are subject to changes in consumer preference. Product quality, performance, design, styling and pricing, as well as consumer awareness, are all important elements of competition in the footwear and accessories markets we serve. Although the footwear industry is fragmented to a great degree, many of our competitors are larger and have substantially greater resources than we do, including other major boot manufacturing companies - several of which compete directly with some of our products. In addition, we face competition from retailers who have established products under private labels, and from direct mail companies in the United States. However, we do not believe that any of our principal competitors offer a complete line of ostrich products that provide the same quality and performance as our products.

Environmental Matters

Compliance with federal, state and local environmental regulations has not had, nor is it expected to have, any material effect on our capital expenditures, earnings or competitive position based on information and circumstances known to us at this time.

Research and Development

For the fiscal years ended December 31, 2011 and 2010, the Company did not spend any money on research and development activities. During the fiscal years ended December 2009, 2008 and 2007, the Company incurred research and development expenses of $352,765.

EMPLOYEES

We had approximately 9 full and part-time employees at August 1, 2012. Our management considers our employee relations to be good. None of our employees are represented by a labor union, and we have never suffered a material interruption of business caused by labor disputes involving our own employees.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is currently not aware of any such legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

Jurassic Industries, Inc. was incorporated in Texas on October 13, 2006. We sell our products to retail accounts through our stores located in Decatur, Texas and internet sales.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale down our expansion plans.

Liquidity and Capital Resources

For the years ended December 31, 2011 and December 31, 2010, the Company had cash on hand of $183,789 and $42,320, respectively. In 2010, the loss in profit is a reflection of a temporary stall in operations from a lack of working capital. In 2010, we completed our catalog/line of western boots and shoes consisting of 127 styles, with all research and development expenses paid. We will continue to have additional research and development expenses as we create new products to meet market demand. Jurassic Ranch Boots currently has plans to update its website, software, accounting systems, and implement a marketing plan for the branding of our product names. These updates are scheduled for 2013.

In 2011, to obtain funding for our operations, we entered into a securities purchase agreement with 19 accredited investors pursuant to which the investors purchased 1,505,000 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $752,500 less $106,775 in transaction fees. These funds were used for the expansion of our ranching and manufacturing operations.

In 2010, to obtain funding for our ongoing operations, we entered into a securities purchase agreement with 8 accredited investors pursuant to which the investors purchased 584,400 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $291,000. These funds were used for the expansion of our ranching and manufacturing operations.

During 2012, we issued sales of promissory notes in 2012 to 8 people for total proceeds of approximately $1,001,500 at 8% interest. In 2011, we issued sales of promissory notes to nine (9) people for a total of 522,000 shares at proceeds of $261,000 at 8% interest. In 2010, we issued sales of promissory notes to three (3) people for proceeds of $32,000 at 8% interest.

Investment purchases for property, plant, and equipment were made through the years 2009 through 2012 for a total of $661,644.

On December 9, 2009, we and Lindberg Land & Cattle, LLC, an entity controlled by Reg Lindberg, our chief executive officer (collectively, the "Borrower"), entered into a loan agreement (the "Loan Agreement") with First Community Bank, N.A. (the "Bank"). The Loan Agreement provides that the U.S. Small Business Administration ("SBA") authorized a loan from the Bank to Borrower in the amount of $750,000 (the "Loan"). The Loan is due and payable on December 9, 2019. The initial interest rate on the Loan is 6% per annum. The initial interest rate will be adusted every calendar quarter to equal 2.75% above the prime rate in effect on the first business day of each month.

Beginning on the two (2) month anniversary of the closing of the Loan, the Borrower must pay principal and interest payments of $8,378.00. The Bank will apply each installment payment first to pay interest accrued to the day Lender receives the payment then to

14

principal. Borrower may prepay the Loan at any time. As partial collateral and security for the Loan, the Borrower granted the Bank a first and superior lien on all accounts and inventory of the Borrower and a second lien on the Borrower's real estate. In addition, Reg Lindberg, our chief executive officer, and Donna Jean Lindberg, our secretary, agreed to provide a guaranty to the Bank for the Loan. Current principal balance on Loan is $622,995 as of August 1, 2012.

We expect significant expenditures during the next 12 months, contingent upon raising capital. These expenditures would include the cost of materials used in manufacturing our products as well as an increase in accounts receivables. The expansion of the live animals used in the making of our boots will also require additional financing.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, and liquidity and financial condition.

In order to obtain capital, we will need to sell additional shares of our common stock or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the lack of a trading price of our common stock and a downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we may not achieve our projected revenues.

Plan of Operation and Financing Needs

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our sales through investments in inventory, (2) expand our customer base of dealers to encompass the 48 states and Canada, (3) increase marketing and promotion of our footwear brands through print media and internet marketing, (4) increase our professional sales team for maximum infiltration of the market, (5) increase internet sales through development and expansion of our internet site, and (6) expand ostrich production which will yield extra leather for our footwear and meat by-products.

Assuming we sell all of the shares being offered pursuant to this offering circular, we anticipate we will use the proceeds of the offering to build an additional 25 breeders pens, an additional incubation building of 12,000 sq feet, a 6,000 sq foot hatching facility, and a 2,860 sq foot baby chick barn. These upgrades and improvements will assist us with expanding our herd of ostriches to approximately12,000 ostriches per year. We will also use the proceeds to increase our inventory and marketing efforts for the sale of our boots.

Results of Operations

Three and Six Months Ended June 30, 2012

Total Revenue for the six months ending June 30, 2012 was $453,894 and $832,276 respectively.

Cost of Goods Sold for six months ending June 30, 2012 was $207,997 and $381,828, respectively.

Gross Profit for the six months ending June 30, 2012 was $245,398 and $450,449, respectively.

Operating Expenses six months ending June 30, 2012 was $152,384 and $338,394, respectively.

Income before Income Tax Benefit for six months ending June 30, 2012 was $93,014 and $112,054, respectively.

Deferred Income (Tax) six months ending June 30, 2012 was $(38,182) and $(35,326), respectively.

Net Income for the six months ending June 30, 2012 was $54,832 and $76,728, respectively.

Fiscal Years Ended December 31, 2011 and December 31, 2010

Total Sales for the fiscal year ended December 31, 2011 and December 31, 2010 were $1,814,032 and $246,479, respectively, an increase of 736%. The difference in total sales between the corresponding periods is attributable to new working capital and an increase in retail sales with our dealers.

Cost of Goods Sold for the fiscal year ended December 31, 2011 and December 31, 2010 were $883,019 and $129,400, respectively, a 682% increase. The difference in cost of goods sold between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Gross Profit for the fiscal year ended December 31, 2011 and December 31, 2010 were $931,013and $117,077, respectively, an increase of 795%. The difference in gross profit between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Operating Expenses for the fiscal year ended December 31, 2011 was $778,598 as compared to $342,101 for the fiscal year ended December 31, 2010, or a 228% increase. The difference in operating expenses between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Income (Loss) before Income Tax Benefit for the three months ended December 31, 2011 and 2010 were $152,415 and $(225,023), respectively, an increase of $377,432. The difference in Income (Loss) before Income Tax Benefit between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Net Income (Loss) for the fiscal year ended December 31, 2011 and December 31, 2010 were $109,724 and $(154,015), respectively, an increase of $263,739. The difference in net income between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Item 7. Description of Property

FACILITIES

We currently lease an office facility located at 902 S. Bus. Hwy. 81/287, Decatur, TX 76234. This office consists of approximately 1,150 square feet which we rent for $915 per month. The lease has a term of 5 years, which began on October 30, 2006 and expires on November 30, 2011. On May 31, 2011, we exercised our option to renew our lease agreement for an additional five year period beginning on December 1, 2011 and expiring on November 30, 2016.

We currently lease a ranch located at 1093 CR 3310, Valley Mills, TX 76689, consisting of approximately 335 acres. This ranch is leased by the Company from Lindberg Land & Cattle, LLC, a company controlled by Reg Lindberg, the Company's chief executive officer. The lease is for a term of 10 years, which began on May 15, 2009 and expires on May 14, 2019, for a yearly price of $132,000.

The ranch is used for breeding and raising of ostriches. Nine structures are located on the ranch - one barn, 48 x 60, used as a baby chick house and incubation area and for storage of grain and feed. One barn, 40 x 60, used for storage of equipment. One barn, 44 x 65, for a chick house. Four outbuildings used as chick barns. There are two residences on the property - one brick home utilized by Mr. Lindberg, who resides there 3 days per week, and another mobile home utilized by the ranch foreman as his primary residence. This residence is provided by Mr. Lindberg as part of the requirement that a foreman must live on site.

Assuming we sell all of the shares being offered pursuant to this offering circular, we anticipate we will use the proceeds of the offering to build an additional 25 breeders pens, an additional incubation building of 12,000 sq feet, a 6,000 sq foot hatching facility, and a 2,860 sq foot baby chick barn. These upgrades and improvements will assist us with expanding our herd of ostriches to approximately12,000 ostriches per year.

Factory equipment owned by us includes clickers, clicker machines, lasts and patterns. Clickers are needed to cut each component used to construct a finished boot, i.e., the outer vamp, inside lining, insoles, outsoles, etc. A boot can require as many as 20 clickers, depending on its design and style. A separate clicker machine is used to cut each piece of material used in the construction of a boot/shoe. Lasts are used in the construction of our footwear to "mold" the boot/shoe, and a separate last is required for each style, as

well as each size in each style. We currently have 127 styles of boots/shoes, with 10 sizes in each style. Other factory equipment owned includes two tanning drums for the tanning of our hides. Separate patterns are required for each style of footwear as well as each size.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors and their respective ages and positions as of August 28, 2012 are as follows:

Name	Age	Position
Reg Lindberg	68	Chief Executive Officer and Director
Donna Jean Lindberg	60	Secretary and Director
Jose A. Soto III	29	Chief Financial Officer

Executive Biographies

Reg Lindberg, President and Director - Mr. Lindberg has been our Chief Executive Officer and Director since October 2006. From February 1982 to November 1990 Mr. Lindberg served as President & CEO of Ivory Coach, a van conversion company. From December 1990 to November 1992 Mr. Lindberg served as Salesman of Smith RVs a Retail Recreational Vehicle company. From December 1992 to September 2006 Mr. Lindberg served as President & CEO for Safari Hides an Import/Exporter of Ostrich and Ostrich Leather.

Donna Jean Lindberg, Secretary and Director – Ms. Lindberg has been our Secretary and Director since October 2006. Ms. Lindberg received a Bachelor of Arts degree from the University Of North Texas in 1973. From May 1973 to August 2012 Ms. Lindberg has been employed by American Airlines.

Jose A. Soto III, Chief Financial Officer – Mr. Soto has been our Chief Financial Officer since December of 2009. From 2005 to 2007 Mr. Soto served as a loan consultant for Quadrant Funding, specializing in residential, commercial, and SBA loans. In 2008 Mr. Soto was employed by Princeton Global Networks serving as a manager of their sales force until he opened IABL, Inc a marketing and data company which he still owns and operates.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

Family Relationships

Reg Lindberg and Donna Jean Lindberg are husband and wife. Except as described in the previous sentence, there are no family relationships between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

Involvement in Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors or executive officers have been party to a petition under any bankruptcy proceed or convicted in a criminal proceed (excluding traffic violations and other minor offenses).

Item 9. Remuneration of Directors and Officers

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers who earned more than $100,000 per year at the end of the last completed fiscal year.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Reg Lindberg President	2011	$60,000	0	0	0	0	0	0	$60,000
	2010	0	0	0	0	0	0	0	0
Donna Jean Lindberg	2011	0	0	0	0	0	0	0	0
	2010	0	0	0	0	0	0	0	0
Secretary and Director									
Jose A. Soto III	0	0	0	0	0	0	0	0	
Chief Financial Officer	0	0	0	0	0	0	0	0	

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

Directors Compensation

The directors of our company do not presently receive compensation for their services as members of the Board.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 28, 2012 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Amount owned before the offering	Amount owned after the offering (5)
Reg Lindberg	15,000,000	85.20%	66.35%
Donna Jean Lindberg (3)	15,000,000	85.20%	66.35%
Jose A. Soto III	0	0%	0%
Officers and Directors as a Group (3 persons)	15,000,000	85.20%	66.35%

5% Shareholders

Philip R. Warth Trust (4) 13 Sam's Point Lane Hilton Head, SC 29926	1,100,000	6.25%	4.87%

(1) The address of each person is c/o Jurassic Industries, Inc., 902 South U.S. Hwy 81/287, Decatur, Texas 76234 unless otherwise indicated herein.

(2) The calculation in this column is based upon 17,605,776 shares of common stock outstanding on August 28, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of August 28, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) Represents 15,000,000 shares held by her spouse Reg Lindberg, the Company's CEO. Ms. Lindberg disclaims beneficial ownership with respect to the shares held by Reg Lindberg.

(4) PhilipR. Warth has sole voting and dispositive power over the shares held by the Philip R. Warth Trust.

(5) Assumes all the shares in the offering have been sold

Item 11. Interest of Management and Others in Certain Transactions

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease a ranch located at 1093 CR 3310, Valley Mills, TX 86689, consisting of approximately 335 acres. This ranch is leased by the Company from Lindberg Land & Cattle, LLC, a company controlled by Reg Lindberg, the Company's chief executive officer. The lease is for a term of 10 years, which began on May 15, 2009 and expires on May 14, 2019, for a yearly price of $132,000.

On December 9, 2009, Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC, an entity controlled by Reg Lindberg, our chief executive officer (collectively, the "Borrower"), entered into a loan agreement (the "Loan Agreement") with First Community Bank, N.A. (the "Bank"). The Loan Agreement provides that the U.S. Small Business Administration ("SBA") authorized a loan from the Bank to Borrower in the amount of $750,000 (the "Loan"). The Loan is due and payable on December 9, 2019. The initial interest rate on the Loan is 6% per annum. The initial interest rate will be adusted every calendar quarter to equal 2.75% above the prime rate in effect on the first business day of each month.

Beginning on the two (2) month anniversary of the closing of the Loan, the Borrower must pay principal and interest payments of $8,378.00. The Bank will apply each installment payment first to pay interest accrued to the day Lender receives the payment then to principal. Borrower may prepay the Loan at any time. As partial collateral and security for the Loan, the Borrower granted the Bank a first and superior lien on all accounts and inventory of the Borrower and a second lien on the Borrower's real estate. In addition, Reg Lindberg, our chief executive officer, and Donna Jean Lindberg, our secretary, agreed to provide a guaranty to the Bank for the Loan. Current principal balance on Loan is $622,995 as of August 1, 2012.

Item 12. Securities Being Offered

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 100,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of August 28, 2012, we had 19,271,776 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Year ended December 31, 2011 and 2010	Page No.
Compilation Report of Cook, McDonald & Company	F-1
Balance Sheet as of December 31, 2011 and 2010	F-2
Statements of Income for the years ended December 31, 2011 and 2010	F-3
Statements of Cash Flows for the years ended December 31, 2011 and 2010	F-4
Statements of Changes in Stockholders Equity for the years ended December 31, 2011 and 2010	F-5
Notes to Financial Statements	F-6 – F-11

Financial Statements for the Quarterly Period Ended June 30, 2012	
Compilation Report of Cook, McDonald & Company	F-12
Balance Sheet as of June 30, 2012	F-13
Statements of Income for the three and six months ended June 30, 2012	F-14
Statements of Changes in Stockholders Equity for the six months ended June 30, 2012	F-15
Statements of Cash Flows for the six months ended June 30, 2012	F-16
Notes to Financial Statements	F-17 – F-21



COOK, McDONALD & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

W. Ray Cook, Jr., CPA
Edie C. McDonald, CPA

To the Members
Jurassic Industries, Inc.
Decatur, Texas

We have compiled the accompanying balance sheets of Jurassic Industries, Inc. (a corporation) as of December 31, 2011 and 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

We are not independent with respect to Jurassic Industries, Inc.

Cook, McDonald & Company

COOK, McDONALD & COMPANY

July 25, 2012

F-1

809 WW RAY CIRCLE, SUITE 102 • BRIDGEPORT, TEXAS 76426 • (940) 683-5583 • FAX (940) 683-5550
303 WEST MAIN • DECATUR, TEXAS 76234 • (940)627-5611

Members of American Institute of Certified Public Accountants/Texas Society of Certified Public Accountants

JURASSIC INDUSTRIES, INC.
BALANCE SHEET
December 31, 2011 and 2010

ASSETS		2011		2010
Current Assets				
Cash in bank	$	183,790	$	42,320
Accounts Receivable less bad debts		412,140		53,040
Product inventories				
Finished boots inventory		241,390		100,046
Finished leather		52,216		48,980
Green salted hides		147,666		1,300
Work in process		177,797		78,891
Ostrich slaughter birds		107,022		-
Total Inventory		726,091		229,217
Total Current Assets		1,322,021		324,577
Property, plant and equipment:				
Total property, plant and equipment		619,636		589,655
Less depreciation allowed		(342,509)		(255,181)
Net property, plant and equipment		277,127		334,474
Deferred tax benefit		82,717		125,408
Total Assets	$	1,681,865	$	784,459

LIABILITIES AND EQUITY		2011		2010
Current Liabilities				
Accounts payable	$	34,130	$	275,125
Accrued interest payable		68,213		29,193
Investor notes payable		553,000		257,000
Current portion of long term debt		62,589		60,610
Total Current Liabilities		717,932		621,928
Long-Term Liabilities				
Notes Payable - Long-term less current portion		585,325		646,147
Total Long-Term Liabilities		585,325		646,147
Stockholders' Equity				
Retained earnings (current)		(664,892)		(774,616)
Common stock no par value, 100,000,000 authorized and 2,089,000 and 584,400 shares issued and outstanding		1,043,500		291,000
Total Stockholders' Equity		378,608		(483,616)
Total Liabilities and Stockholders' Equity	$	1,681,865	$	784,459

See accompanying notes and independent accountant's compilation report.

JURASSIC INDUSTRIES, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2011 and 2010

		2011		2010
Income				
Boots sales	$	1,801,532	$	240,469
Meat sales		12,500		6,010
		1,814,032		246,479
Cost of Goods Sold				
Cost of materials		393,614		64,514
Cost of labor		364,647		62,839
Other manufacturing costs		124,758		2,048
Less Cost of Goods Sold		883,019		129,401
Gross Profit		931,013		117,078
Operating Expenses				
Advertising		9,721		996
Automobile Expense		11,654		4,104
Contract Labor		26,536		20,064
Sales comission		81,902		16,308
Customs		25,989		· 1,653
Depreciation		87,328		84,803
Feed		63,133		38,306
Freight		17,872		3,284
Insurance		8,845		6,441
Interest		79,713		63,811
Legal & accounting		5,876		4,066
Office expenses		3,876		3,161
Payroll expenses		182,805		56,331
Rent		11,664		11,664
Repairs		6,472		3,546
Ranch supplies		4,961		1,547
Syndication costs		106,775		–
Meals		4,574		1,234
Travels		17,650		6,196
Taxes - Other		4,631		1,814
Utilities		16,622		12,772
Total Operating Expenses		778,598		342,101
Income (Loss) before Income Tax benefit		152,415		(225,023)
Current tax benefits		–		71,009
Deferred tax expense		(42,691)		–
Net Income (Loss)	$	109,724	$	(154,015)

See accompanying notes and independent accountant's compilation report.

F-3

JURASSIC INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 109,724	$ (154,015)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	87,328	67,663
Deferred income taxes	42,691	(71,009)
(Increase) decrease in:		
Trade accounts receivable	(359,100)	(31,593)
Inventory	(496,874)	(39,947)
Increase (decrease) in:		
Trade accounts payable	(240,995)	51,576
Accrued interest	39,020	19,350
NET CASH PROVIDED BY OPERATING ACTIVITIES	(818,206)	(157,974)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	752,500	291,000
Acquisition of equipment	(29,981)	(118,280)
NET CASH USED BY INVESTING ACTIVITIES	722,519	172,720
CASH FLOWS FROM FINANCING ACTIVITIES		
New borrowings		
Short-term	296,000	32,000
Debt reduction		
Long-term	(58,844)	(43,243)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	237,156	(11,243)
NET DECREASE IN CASH	141,469	3,503
CASH AT BEGINNING OF YEAR	42,320	38,817
CASH AT END OF YEAR	$ 183,789	$ 42,320
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 79,713	$ 63,811
Income taxes paid	$ -	$

See accompanying notes and independent accountant's compilation report.

F-4

JURASSIC INDUSTRIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010

	Common Stock		Retained Earnings		Total
	Shares	Amount			
BALANCE, December 31, 2009			$ (620,602)	$	(620,602)
COMPREHENSIVE INCOME					
Net Income (Loss)			(154,015)		(154,015)
SHARES SOLD	584,400	291,000			291,000
DEBT CONVERTED TO STOCK					-
ADDITIONAL SHARES AUTHORIZED AND ISSUED					
BALANCE, December 31, 2010	584,400 $	291,000 $	(774,616) $		(483,616)
COMPREHENSIVE INCOME					
Net Income (Loss)			109,724		109,724
SHARES SOLD	1,505,000	752,500			752,500
DEBT CONVERTED TO STOCK					
ADDITIONAL SHARES AUTHORIZED AND ISSUED					
BALANCE, December 31, 2011	2,089,400 $	1,043,500 $	(664,892) $		378,608

JURASSIC INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Management has evaluated subsequent events through July 26, 2012, the date on which the financial statements were available to be issued.

Nature of Operations

Jurassic specializes in making ostrich boots and shoes for men, women and youth. They produce hand-crafted products from ostrich hides bred and raised by them on a ranch in Central Texas. Raising their own ostrich allows their Company greater autonomy in that they can control and supply much of their own materials, thereby insuring their source of supply as well as allowing them to control the quality of materials for their products. The ostrich skins are tanned and dyed directly under their supervision and then sent to a manufacturing facility where the resulting skins are made into boots according to their designs and specifications. Jurassic employees oversee all aspects of their manufacturing, including the production process completed in Leon, Mexico.

Their customer market for their western footwear currently consists of the Rocky Mountain States, Texas, Oklahoma, Louisiana, Arkansas, and the Tennessee Valley States.

Jurassic also sells the meat products from the ostriches once the hides have been removed for the manufacturing of their footwear.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through

a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that is still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or market using the retail method.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2011 and 2010 were $9,721 and $996, respectively.

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has a lease agreement with Lindberg Land & Cattle, LLC which is wholly owned by the president and chief executive officer of the Company. The details of the lease are disclosed in Note G.

On May 5, 2009 the Company and Lindberg Land & Cattle, LLC signed a lease of which no lease payments were made. Subsequently the lease was rescinded and a new lease agreement was signed. Lindberg Land & Cattle, LLC does not intend to pursue for any payments from the previous lease.

There were no other significant transactions between the Company and its parent or related companies during the years ended December 31, 2011 and 2010.

NOTE E - EQUIPMENT AND LEASHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	2011	2010
Ranch leasehold improvements	$ 172,078	$ 172,078
Ranch equipment	154,716	134,785
Building leasehold improvements	2,351	2,351
Factory leasehold improvements	16,882	16,882
Factory equipment	57,459	57,459
Ostrich breeding stock	216,150	206,100
Less Accumulated depreciation	342,509	255,332
	$ 277,127	$ 334,323

NOTE F - DEBT

The Company's long-term debt consists of the following:
Note payable to a financial institution at 6%,
payments due monthly maturing on

December 9, 2019, secured by all assets.	$ 647,913
	$ 647,913

The following is a summary of principal maturities of long-term debt during the next five years:

2012	$63,442.00
2013	67,291.00
2014	71,441.36
2015	75,847.70
2016	80,525.80

F-8

NOTE G - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its agricultural and grazing premises and office space under lease agreements. All of the agreements provide for minimum lease payments. All of the leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases:

2012	$ 73,200
2013	141,600
2014	141,600
2015	141,600
2016	140,800
2017	132,000
Later years	198,000
	$ 968,800

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2011, are not responsibly assured of being exercised.

NOTE H - INCOME TAXES

Operating Loss Carryforwards

The Company has loss carryforwards totaling $ 243,284 that may be offset against future federal income taxes. If not used, the carryforwards will expire as follows:

	Operating Losses
Year 2029	$ 54,602
Year 2030	188,682
	$ 243,284

Components - Deferred

	2011	2010
Tax benefit of net operating loss carryforward	$ (42,691)	$ 71,009
	$ (42,691)	$ 71,009

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because certain expenses are not deductible for tax purposes.

Uncertain Tax Positions

The federal income tax returns of the Company for 2011, 2010 and 2009 are subject to examination by the IRS, generally for three years after they were filed.

NOTE I - STOCKHOLDERS' EQUITY

The company sold 1,505,000 and 584,000 shares of its common stock, for 2011 and 2010 respectively, at a price of $.50 per share, netting $752,000 and $291,000 after sale and issuance costs. Management intends to use the proceeds to fund increase in operations.

The capital stock structure is as follows:

Common stock, no par value, 100,000,000 authorized and
2,089,400 shares issued. $ 1,043,500

On August 15, 2011, the board authorized the amendment of the company's certificate of incorporation to increase the number of authorized shares of common shares by 97 million from the prior level of 3 million. There was no change in the stated par value of the shares as a result of this transaction.

The board also authorized an amendment to the certificate of incorporation that created a new preferred share in the amount of 20 million shares, with no par value.

Shares of the Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated and expressed herein or in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation.

NOTE J – SUBSEQUENT EVENTS

During February, 2012, the company sold 60,000 shares of its common stock at a price of $.50 per share, netting $30,000 after sale and issuance costs. Management intends to use the proceeds to fund several anticipated acquisitions.

During the past quarter, $225,000 of the Investor Notes Payable and $51,883 of the associated accrued interest were converted into the company's common shares. The notes payable conversion transaction resulted in the issuance of 381,376 shares, which is an increase in the company's outstanding common shares of 2.2%.

The board authorized the granting of 75,000 shares of common shares with a fair value of $37,500 to the company's legal advisor. The advisor accepted this payment in lieu of a cash payment for ongoing legal services performed.

F-11



COOK, MCDONALD
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS



W. Ray Cook, Jr., CPA
Edie C. McDonald, CPA

To the Members
Jurassic Industries, Inc.
Decatur, Texas

We have compiled the accompanying balance sheet of Jurassic Industries, Inc. (a corporation) as of June 30, 2012 and the related statement of income for the quarter and six months then ended, and changes in stockholders' equity, and cash flows for the six months then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

We are not independent with respect to Jurassic Industries, Inc.

Cook, McDonald & Company

COOK, McDONALD & COMPANY

July 25, 2012

F-12

809 WW RAY CIRCLE, SUITE 102 • BRIDGEPORT, TEXAS 76426 • (940) 683-5583 • FAX (940) 683-5550
303 WEST MAIN • DECATUR, TEXAS 76234 • (940)627-5611

Members of American Institute of Certified Public Accountants/Texas Society of Certified Public Accountants

JURASSIC INDUSTRIES, INC.
 BALANCE SHEET
 June 30, 2012

ASSETS

Current Assets				
Cash in bank			$	91,153
Accounts Receivable less bad debts				441,229
Product inventories	$			
Finished boots inventory		147,095		
Finished leather		437,699		
Green salted hides		206,308		
Work in process		419,927		
Ostrich slaughter birds		170,437		
Total Inventory			1,381,466	
Total Current Assets			1,913,848	
Property, plant and equipment:				
Total property, plant and equipment		661,644		
Less depreciation allowed		(360,651)		
Net property, plant and equipment			300,993	
Deferred tax benefit			47,391	
Total Assets			$	2,262,232

LIABILITIES AND EQUITY

Current Liabilities				
Accounts payable	$	52,801		
Accrued interest payable		45,907		
Taxes payable		9,310		
Investor notes payable		731,500		
Current portion of long term debt		66,303		
Total Current Liabilities			$	905,821
Long-Term Liabilities				
Notes Payable - Long-term less current portion		556,692		
Total Long-Term Liabilities			556,692	
Stockholders' Equity				
Retained earnings (current)		(588,164)		
Common stock ,no par value, 100,000,000 authorized and 17,605,776 shares issued and outstanding		1,387,883		
Total Stockholders' Equity			799,719	
Total Liabilities and Stockholders' Equity			$	2,262,232

See accompanying notes and independent accountant's compilation report.

F-13

JURASSIC INDUSTRIES, INC.
STATEMENTS OF INCOME
For the Quarter and Six Months Ending June 30, 2012

	Current	Year to Date
Income		
Boots sales	$ 402,552	$ 739,416
Meat sales	50,842	92,860
	453,394	832,276
Cost of Goods Sold		
Cost of materials	81,638	146,089
Cost of labor	115,254	210,113
Other manufacturing costs	11,105	25,626
Less Cost of Goods Sold	207,997	381,828
Gross Profit	245,398	450,449
Operating Expenses		
Advertising	1,315	2,420
Automobile Expense	2,327	4,414
Contract Labor	4,967	10,638
Sales comission	21,019	37,303
Customs	778	1,787
Depreciation	8,190	16,380
Feed	29,777	46,454
Freight	2,833	5,098
Insurance	1,545	3,089
Interest	24,288	48,576
Legal & accounting	1,825	40,574
Office expenses	425	1,092
Payroll expenses	41,310	79,826
Rent	2,916	5,832
Repairs	712	1,546
Ranch supplies	894	1,547
Syndication costs	-	8,660
Meals	578	946
Travels	2,122	4,417
Taxes - Other	577	10,224
Utilities	3,986	7,571
Total Operating Expenses	152,384	338,394
Income before Income Tax benefit	93,014	112,054
Deferred Income Tax	(38,182)	(35,326)
Net Income	$ 54,832	$ 76,728

See accompanying notes and independent accountant's compilation report.

F-14

JURASSIC INDUSTRIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Six Months Ended June 30, 2012

	Common Stock		Retained Earnings	Total
	Shares	Amount		
BALANCE, Due December 31, 2011	2,089,400	$ 1,043,500	$ (664,892)	$ 378,608
COMPREHENSIVE INCOME				
Net Income (Loss)			76,728	76,728
SHARES SOLD	60,000	30,000		30,000
DEBT CONVERTED TO STOCK	381,376	276,883		276,883
SHARES IN LIEU OF PAYMENT OF SERVICES	75,000	37,500		
ADDITIONAL SHARES AUTHORIZED AND ISSUED	15,000,000			
BALANCE, June 30, 2012	17,605,776	$ 1,387,883	$ (588,164)	$ 762,220

See accompanying notes and independent accountant's compilation report.

F-15

JURASSIC INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
For The Six Months Ended June 30, 2012

	June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 76,728
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	18,142
Deferred income taxes	35,326
(Increase) decrease in:	
Trade accounts receivable	(29,089)
Inventory	(655,375)
Deferred income taxes	
Increase (decrease) in:	
Trade accounts payable	18,671
Accrued interest	(22,306)
Taxes Payable	9,310
Income taxes payable	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	(548,593)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	344,382
Acquisition of equipment	(42,008)
NET CASH USED BY INVESTING ACTIVITIES	302,374
CASH FLOWS FROM FINANCING ACTIVITIES	
New borrowings	
Long-term	
Short-term	403,500
Debt reduction	
Long-term	(24,918)
Short-term	(225,000)
Dividends paid	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	153,582
NET DECREASE IN CASH	(92,637)
CASH AT BEGINNING OF YEAR	183,790
CASH AT END OF YEAR	$ 91,153
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 48,576
Income taxes paid	$ -

See accompanying notes and independent accountant's compilation report.

F-16

JURASSIC INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Management has evaluated subsequent events through July 25, 2012, the date on which the financial statements were available to be issued.

Nature of Operations

Jurassic specializes in making ostrich boots and shoes for men, women and youth. They produce hand-crafted products from ostrich hides bred and raised by them on a ranch in Central Texas. Raising their own ostrich allows their Company greater autonomy in that they can control and supply much of their own materials, thereby insuring their source of supply as well as allowing them to control the quality of materials for their products. The ostrich skins are tanned and dyed directly under their supervision and then sent to a manufacturing facility where the resulting skins are made into boots according to their designs and specifications. Jurassic employees oversee all aspects of their manufacturing, including the production process completed in Leon, Mexico.

Their customer market for their western footwear currently consists of the Rocky Mountain States, Texas, Oklahoma, Louisiana, Arkansas, and the Tennessee Valley States.

Jurassic also sells the meat products from the ostriches once the hides have been removed for the manufacturing of their footwear.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash investments purchased with a maturity of three months or less to be cash equivalents

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through

a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or market using the retail method.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the six months ended June 30, 2012 were $2,420.

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has a lease agreement with Lindberg Land & Cattle, LLC which is wholly owned by the president and chief executive officer of the Company. The details of the lease are disclosed in Note G.

On May 5, 2009 the Company and Lindberg Land & Cattle, LLC signed a lease of which no lease payments were made. Subsequently the lease was rescinded and a new lease agreement was signed. Lindberg Land & Cattle, LLC does not intend to pursue for any payments from the previous lease.

There were no other significant transactions between the Company and its parent or related companies during the three months ended June 30, 2012.

NOTE E - EQUIPMENT AND LEASHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	2012
Ranch leasehold improvements	$ 193,086
Ranch equipment	154,716
Building leasehold improvements	2,351
Factory leasehold improvements	16,882
Factory equipment	57,459
Ostrich breeding stock	237,150
Accumulated depreciation	360,651
	$ 300,993

NOTE F - DEBT

The Company's long-term debt consists of the following:
Note payable to a financial institution at 6%,
payments due monthly maturing on

December 9, 2019, secured by all assets. $ 622,995

$ 622,995

The following is a summary of principal maturities of long-term debt during the next five years:

2013	$67,291.00
2014	$71,441.36
2015	$75,847.70
2016	$80,525.80
2017	$85,492.48

F-19

NOTE G - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its agricultural and grazing premises and office space under lease agreements. All of the agreements provide for minimum lease payments. All of the leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases:

2012	$ 73,200
2013	141,600
2014	141,600
2015	141,600
2016	140,800
2017	132,000
Later years	198,000
	$ 968,800

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of June 30, 2012, are not responsibly assured of being exercised.

NOTE H - INCOME TAXES

Operating Loss Carryforwards

The Company has loss carryforwards totaling $ 243,284 that may be offset against future federal income taxes. If not used, the carryforwards will expire as follows:

	Operating Losses
Year 2029	$ 54,602
Year 2030	188,682
	$ 243,284

Components - Deferred

Tax benefit of net operating loss carryforward	$ (35,326)
	$ (35,326)

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because certain expenses are not deductible for tax purposes.

Uncertain Tax Positions

The federal income tax returns of the Company for 2011, 2010 and 2009 are subject to examination by the IRS, generally for three years after they were filed.

NOTE I - STOCKHOLDERS' EQUITY

During February, 2012, the company sold 60,000 shares of its common stock at a price of $.50 per share, netting $30,000 after sale and issuance costs. Management intends to use the proceeds to fund several anticipated acquisitions.

For the quarter ending March 31, 2012, $225,000 of the Investor Notes Payable and $51,883 of the associated accrued interest were converted into the company's common shares. The notes payable conversion transaction resulted in the issuance of 381,376 shares, which is an increase in the company's outstanding common shares of 2.2%.

The board authorized the granting of 75,000 shares of common shares with a fair value of $37,500 to the company's legal advisor. The advisor accepted this payment in lieu of a cash payment for ongoing legal services performed.

The capital stock structure is as follows:

Common stock, no par value, 100,000,000 authorized and 17,650,776 shares issued.	$ 1,387,883

PART III - EXHIBITS

Exhibit
Number   **Description of Exhibit**

2.1   Articles of Incorporation*

2.2   Amended and Restated Articles of Incorporation*

2.3   By-laws*

3.1   Form of Common Stock Certificate*

3.2   Form of Promissory Note*

3.3   Note, dated December 9, 2009, payable to the First Community Bank, N.A. in the aggregate principal amount of $750,000.

4.1   Form of Subscription Agreement**

6.1   Lease for Executive Office*

6.2   Letter Agreement, dated May 31, 2011, extending the term of the Office Lease*

6.3   Ranch Lease*

6.4   Loan Agreement, dated December 9, 2009, by and between First Community Bank, N.A., Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC

6.5   Security Agreement, dated December 9, 2009, by and between First Community Bank, N.A. and Jurassic Industries, Inc.

10.1   Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1)

11.1   Opinion of Sichenzia Ross Friedman Ference LLP **

* Previously filed
** To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Decatur, Texas on August 2() 2012.

JURASSIC INDUSTRIES, INC.

By: _____
Reg Lindberg
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Reg Lindberg	Chief Executive Officer and Director	August 20, 2012
Donna Jean Lindberg	Secretary and Director	August 28 2012

III-2

EXHIBIT 3.3


U.S. Small Business Administration

U.S. Small Business Administration

NOTE

SBA Loan #	PLP 37281550-08
SBA Loan Name	Jurassic Ranch Boots
Date	December 9 , 2009
Loan Amount	$750,000.00
Interest Rate	Prime Rate plus 2.75%, quarterly adjustment
Borrower	Jurassic Industries, Inc., a Texas corporation and Lindberg Land & Cattle, L.L.C., a Texas limited liability company
Operating Company	N/A
Lender	First Community Bank, N.A.

1.   PROMISE TO PAY:

In return for the Loan, Borrower promises to pay to the order of Lender the amount of Seven Hundred Fifty Thousand and No/100 Dollars, interest on the unpaid principal balance, and all other amounts required by this Note.

2.   DEFINITIONS:

"Collateral" means any property taken as security for payment of this Note or any guarantee of this Note.
"Guarantor" means each person or entity that signs a guarantee of payment of this Note.
"Loan" means the loan evidenced by this Note.
"Loan Documents" means the documents related to this loan signed by Borrower, any Guarantor, or anyone who pledges collateral.
"SBA" means the Small Business Administration, an Agency of the United States of America.

3. PAYMENT TERMS:

Borrower must make all payments at the place Lender designates. The payment terms for this Note are:

This Note will mature in 10 years from date of Note.

The interest rate on this Note will fluctuate. The initial interest rate is 6.00% per year. This initial rate is the prime rate in effect on the first business day of the month in which SBA received the loan application, plus 2.75%. The initial interest rate must remain in effect until the first change period begins.

Borrower must pay one payment of interest only on the disbursed principal balance one month from the month this Note is dated; payment must be made on the first calendar day in the month it is due.

Borrower must pay principal and interest payments of $8,378.00 every month, beginning two months from the month this Note is dated; payments must be made on the first calendar day in the months they are due.

Lender will apply each installment payment first to pay interest accrued to the day Lender receives the payment, then to bring principal current, then to pay any late fees, and will apply any remaining balance to reduce principal.

The interest rate will be adjusted every calendar quarter (the "change period").

The "Prime Rate" is the prime rate in effect on the first business day of the month (as published in the Wall Street Journal) in which SBA received the application, or any interest rate change occurs. Base Rates will be rounded to two decimal places with .004 being rounded down and .005 being rounded up.

The adjusted interest rate will be 2.75% above the Prime Rate. Lender will adjust the interest rate on the first calendar day of each change period. The change in interest rate is effective on that day whether or not Lender gives Borrower notice of the change.

Lender must adjust the payment amount at least annually as needed to amortize principal over the remaining term of the note.

If SBA purchases the guaranteed portion of the unpaid principal balance, the interest rate becomes fixed at the rate in effect at the time of the earliest uncured payment default. If there is no uncured payment default, the rate becomes fixed at the rate in effect at the time of purchase.

Loan Prepayment:

Notwithstanding any provision in this Note to the contrary:

Borrower may prepay this Note. Borrower may prepay 20% or less of the unpaid principal balance at any time without notice. If Borrower prepays more than 20% and the Loan has been sold on the secondary market, Borrower must:

    a.   Give Lender written notice;
    b.   Pay all accrued interest; and
    c.   If the prepayment is received less than 21 days from the date Lender receives the notice, pay an amount equal to 21 days' interest from the date lender receives the notice, less any interest accrued during the 21 days and paid under subparagraph b., above.

If Borrower does not prepay within 30 days from the date Lender receives the notice, Borrower must give Lender a new notice.

All remaining principal and accrued interest is due and payable 10 years from date of Note.

Late Charge: If a payment on this Note is more than 10 days late, Lender may charge Borrower a late fee of up to 5.00% of the unpaid portion of the regularly scheduled payment.

SBA Form 147 (06/03/02) Version 4.1

4. DEFAULT:

Borrower is in default under this Note if Borrower does not make a payment when due under this Note, or if Borrower or Operating Company:

A. Fails to do anything required by this Note and other Loan Documents;
B. Defaults on any other loan with Lender;
C. Does not preserve, or account to Lender's satisfaction for, any of the Collateral or its proceeds;
D. Does not disclose, or anyone acting on their behalf does not disclose, any material fact to Lender or SBA;
E. Makes, or anyone acting on their behalf makes, a materially false or misleading representation to Lender or SBA;
F. Defaults on any loan or agreement with another creditor, if Lender believes the default may materially affect Borrower's ability to pay this Note;
G. Fails to pay any taxes when due;
H. Becomes the subject of a proceeding under any bankruptcy or insolvency law;
I. Has a receiver or liquidator appointed for any part of their business or property;
J. Makes an assignment for the benefit of creditors;
K. Has any adverse change in financial condition or business operation that Lender believes may materially affect Borrower's ability to pay this Note;
L. Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without Lender's prior written consent; or
M. Becomes the subject of a civil or criminal action that Lender believes may materially affect Borrower's ability to pay this Note.

5. LENDER'S RIGHTS IF THERE IS A DEFAULT:

Without notice or demand and without giving up any of its rights, Lender may:

A. Require immediate payment of all amounts owing under this Note;
B. Collect all amounts owing from any Borrower or Guarantor;
C. File suit and obtain judgment;
D. Take possession of any Collateral; or
E. Sell, lease, or otherwise dispose of, any Collateral at public or private sale, with or without advertisement.

6. LENDER'S GENERAL POWERS:

Without notice and without Borrower's consent, Lender may:

A. Bid on or buy the Collateral at its sale or the sale of another lienholder, at any price it chooses;
B. Incur expenses to collect amounts due under this Note, enforce the terms of this Note or any other Loan Document, and preserve or dispose of the Collateral. Among other things, the expenses may include payments for property taxes, prior liens, insurance, appraisals, environmental remediation costs, and reasonable attorney's fees and costs. If Lender incurs such expenses, it may demand immediate repayment from Borrower or add the expenses to the principal balance;
C. Release anyone obligated to pay this Note;
D. Compromise, release, renew, extend or substitute any of the Collateral; and
E. Take any action necessary to protect the Collateral or collect amounts owing on this Note.

SBA Form 147 (06/03/02) Version 4.1

7. **WHEN FEDERAL LAW APPLIES:**

When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. Lender or SBA may use state or local procedures for filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax, or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

8. **SUCCESSORS AND ASSIGNS:**

Under this Note, Borrower and Operating Company include the successors of each, and Lender includes its successors and assigns.

9. **GENERAL PROVISIONS:**

A. All individuals and entities signing this Note are jointly and severally liable.

B. Borrower waives all suretyship defenses.

C. Borrower must sign all documents necessary at any time to comply with the Loan Documents and to enable Lender to acquire, perfect, or maintain Lender's liens on Collateral.

D. Lender may exercise any of its rights separately or together, as many times and in any order it chooses. Lender may delay or forgo enforcing any of its rights without giving up any of them.

E. Borrower may not use an oral statement of Lender or SBA to contradict or alter the written terms of this Note.

F. If any part of this Note is unenforceable, all other parts remain in effect.

G. To the extent allowed by law, Borrower waives all demands and notices in connection with this Note, including presentment, demand, protest, and notice of dishonor. Borrower also waives any defenses based upon any claim that Lender did not obtain any guarantee; did not obtain, perfect, or maintain a lien upon Collateral; impaired Collateral; or did not obtain the fair market value of Collateral at a sale.

SBA Form 147 (06/03/02) Version 4.1

10.   STATE-SPECIFIC PROVISIONS:

NONE.

11.   BORROWER'S NAME(S) AND SIGNATURE(S):

By signing below, each individual or entity becomes obligated under this Note as Borrower.

Jurassic Industries, Inc.,
a Texas corporation

By: _____
       Reginald Lindberg, President

Attest: _____
         Donna Jean Lindberg, Secretary

Lindberg Land & Cattle, L.L.C.,
a Texas limited liability company

By: _____
       Reginald Lindberg, Member

EXHIBIT 6.4

LOAN AGREEMENT

This Loan Agreement (the "Loan Agreement") is entered into by and between **First Community Bank, N.A.** (the "Lender") and **Jurassic Industries, Inc., a Texas corporation and Lindberg Land & Cattle, L.L.C., a Texas limited liability company** (collectively, the "Borrower") this _9th_ day of _December_, 2009.

The U.S. Small Business Administration ("SBA") authorized a guaranty of a loan from Lender to Borrower in the amount of **Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00)** (the "Loan") under the terms stated in that one certain Authorization Agreement dated November 2, 2009, and any amendments thereto, by and between Lender and the SBA (the "SBA Authorization"). A true and correct copy of the SBA Authorization is attached hereto as Exhibit "A" and incorporated herein by reference.

Subject to the terms and conditions set forth in this Loan Agreement and the other agreements, instruments and documents executed and delivered in connection herewith and pursuant hereto (collectively, including this Loan Agreement, hereinafter referred to as the "Loan Documents"), the Lender, Borrower and all other parties hereto agree as follows:

1. Promissory Note. The Loan shall be evidenced by a promissory note (herein called, together with any renewals, extensions and increases thereof, the "Note") in the original principal amount of $750,000.00 and in form and substance acceptable to the Lender. The Note shall be cross-defaulted with all indebtedness owed by Borrower to the Lender.

2. Collateral. As partial collateral and security for the Loan, and any and all other indebtedness or obligations from time to time owing by Borrower to the Lender, Borrower and Guarantor shall grant, and hereby grants, to the Lender, its successors and assigns, a first and superior lien on all of the property described on Exhibit "B" attached hereto and made a part hereof, and a second lien on all of the property described on Exhibit "C" attached hereto and made a part of this Loan Agreement (the "Collateral").

    The Lender's liens and security interests in the Collateral shall be evidenced by such agreements, instruments, documents and certificates as may be requested by the Lender.

3. Guaranties. As an inducement to the Lender to execute and deliver this Loan Agreement and to make the Loan to Borrower, Borrower agrees to cause the following individuals ("Guarantor", whether one or more) to execute and deliver

their guaranty to the Lender, in form and substance satisfactory to the Lender (the "Guaranty Agreement"):

Reginald Lindberg
Donna Jean Lindberg

4.   <u>Representations and Warranties</u>. Borrower hereby represents and warrants, and upon each request for an advance pursuant to the Note further represents and warrants, as follows:

(a)   Jurassic Industries, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents;

(b)   Lindberg Land & Cattle, L.L.C. is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents;

(c)   The execution, delivery, and performance of the Loan Documents by Borrower have been duly authorized by all necessary action by Borrower, and constitute legal, valid and binding obligations of Borrower;

(d)   No person who owns at least 50% of the ownership or voting interest of Borrower is delinquent more than 60 days under the terms of any (i) administrative order, (ii) court order, or (iii) repayment agreement requiring the payment of child support;

(e)   The execution, delivery and performance of the Loan Documents, and the consummation of the transactions contemplated thereby, do not conflict with, result in a violation of, or constitute a default under (i) any provision of Borrower's Articles of Incorporation and Certificate of Formation, or any agreement or other instrument binding upon Borrower, or (ii) any law, governmental regulation, court decree, or order applicable to Borrower, or require the consent, approval or authorization of any third party; and

(e)   All proceeds of the Loan will only be used for those purposes set forth in the SBA Authorization.

5.   <u>Conditions Precedent to the Loan and Advances Thereunder</u>. Any obligation of the Lender to make the Loan or any advance thereunder shall be subject to the terms and conditions of the SBA Authorization, the terms of the SBA Loan Guarantee Agreement (SBA Form 750B for

short-term agreements) between Lender and SBA, and the complete and continuing satisfaction, on or before the date of any such advance, of the following conditions precedent:

(a)   Borrower, Guarantor, and any other person or entity required to do so shall have executed and delivered to the Lender the Loan Documents to which they are a party and any and all other agreements, instruments, documents, and certificates reasonably required or requested by the Lender to give effect to the transactions contemplated by this Loan Agreement, including but not limited to all certifications, documents or other information which Lender is required by the Authorization to obtain from Borrower or any third party, all in form and substance satisfactory to the Lender and its counsel;

(b)   As of the date of each advance and after giving effect thereto (i) all representations and warranties made to the Lender by Borrower and each Guarantor in the Loan Documents shall be true and correct, as of and as if made on such date; and (ii) no material adverse change in the financial condition of Borrower or Guarantor since the effective date of the most recent financial statements furnished to the Lender by Borrower or Guarantor shall have occurred and be continuing;

(c)   Borrower shall have submitted to Lender evidence that Borrower has an Employer Identification Number, and all insurance, licenses, permits and other approvals necessary to lawfully operate its business;

(d)   Borrower, Guarantor and any other person or entity required to do so shall have taken all action necessary for Lender to comply with the terms and conditions of the SBA Authorization; and

(e)   Borrower and Guarantor shall be in compliance with the covenants and provisions of all Loan Documents.

6.   <u>Affirmative Covenants</u>. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, agree and covenant that it and they will, unless the Lender shall otherwise consent in writing:

(a)   Promptly inform the Lender of (i) any and all material adverse changes in the financial condition of Borrower and each Guarantor, (ii) all litigation and claims affecting Borrower and each Guarantor which could materially affect the financial condition of Borrower and each Guarantor; and (iii)

furnish such additional information and statements, as the Lender may request from time to time;

(b)   Maintain books and records in a manner satisfactory to Lender and, at Borrower's expense, permit the Lender to inspect and audit books, records and papers relating to Borrower's and any Guarantor's financial or business condition, inspect and appraise any of Borrower's assets, and permit all government authorities to furnish reports of examination, or any records pertaining to Borrower and any Guarantor, upon request by Lender or SBA;

(c)   Pay and discharge when due all of its indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies and liens, of every kind and nature and furnish the Lender notice of any litigation arising to which the Borrower is a party or which is impending to which Borrower may become a party;

(d)   Post SBA Form 722, Equal Opportunity Poster, where it is clearly visible to Borrower's employees, applicants for employment, and the general public, and comply with the requirements of SBA Form 793, Notice to New SBA Borrowers;

(e)   To the extent feasible, purchase only American-made equipment and products with the proceeds of the Loan;

(f)   Pay all federal, state, and local taxes, including income, payroll, real estate and sales taxes of the business, when they come due;

(g)   Maintain insurance, including but not limited to, flood insurance, fire insurance, life insurance, comprehensive property damage, public liability, worker's compensation, and other insurances, with the Lender named as an insured and/or loss payee, which are required by the SBA Authorization;

(h)   Permit such persons as the Lender may designate to visit its properties and installations and examine its records, as the Lender may reasonably desire;

(i)   Promptly cure any defects in any of the Loan Documents and execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments or documents which the Lender may reasonably request in order to give effect to the transactions contemplated under the Loan Documents;

(j)   Upon request, provide Lender with financial statements of Borrower and/or Guarantor;

(k)   Allow the use of Borrower's name in advertisements indicating that the Lender has provided financing;

(l)   Maintain the Collateral in compliance with and perform due diligence to bring the Collateral into compliance with the Americans with Disabilities Act of 1990 and all other state, federal and local laws concerning accessibility to disabled and handicapped individuals;

(m)   Promptly deliver to Lender all evidence necessary to document that all proceeds of the Loan were used for those purposes set forth in the SBA Authorization; and

(n)   At all times during the term of the Loan maintain compliance with each and every covenant and condition contained in the SBA Authorization.

7.   Negative Covenants. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will not, without the prior written consent of the Lender:

(a)   Make any material change in the nature of its business as carried on as of the date hereof;

(b)   Change the ownership structure of or ownership of the equity interests in Borrower;

(c)   Liquidate, merge or consolidate with or into any other entity;

(d)   Sell, lease, pledge, encumber (except by purchase money liens on property acquired after the date of the Note), transfer or otherwise dispose of any of Borrower's assets or properties, other than in the ordinary course of business; and

(e)   Make any distribution of Borrower's assets that will adversely affect the financial condition of the Borrower.

8.   Reporting Requirements. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will, unless the Lender

shall otherwise consent in writing, furnish to the Lender in form and substance satisfactory to the Lender:

(a) As soon as possible and in any event within five (5) days after the occurrence of each Event of Default, or each event which, with the giving of notice of lapse of time or both, would constitute an Event of Default, continuing on the date of such statement, a statement setting forth the details of such Event of Default or event and the action which is proposed to be taken with respect thereto;

(b) Promptly after the commencement thereof, notice of all actions, suits and proceedings before any court or any governmental department, commission or board affecting Borrower or any Guarantor or any of their respective properties;

(c) Such other information respecting the business, properties or condition or the operations, financial or otherwise, of Borrower and each Guarantor as the Lender may from time to time reasonably request;

(d) Borrower shall furnish to Lender annual company prepared year-end financial statements within one hundred twenty (120) days of fiscal year-end for each Borrower;

(e) Borrower shall furnish to Lender annual personal financial statements, signed and dated, for Guarantor within one hundred twenty (120) days of the anniversary date of the last personal financial statement provided to the Lender;

(f) Borrower shall furnish to Lender copies of corporate and personal tax returns for each Borrower and Guarantor within 120 days of filing with the Internal Revenue Service (if an extension is requested, Borrower will provide a copy of said extension request and will provide a copy of the filed return within 30 days of the actual filing); and

(g) Borrower will deliver to Lender with reasonable promptness, such other financial data as Lender may reasonably request.

9. <u>Events of Default</u>. Each of the following shall constitute an "Event of Default" under this Loan Agreement.

(a) Any default in payment of the Obligations. The term "Obligations" is hereby defined to mean the Note and the Guaranty Agreement, together

with any and all present or future indebtedness, liabilities, and obligations of the Borrower or Guarantor to Lender of any kind and however evidenced, originally contracted with Lender or with another or others, or in which Lender may have or hereafter acquire a participating interest, direct or indirect, matured or not matured, absolute or contingent, and in any and all amendments, extensions, modifications, and renewals of any of the same. The term "Obligations" shall also include any and all attorneys' fees, costs, and expenses incurred by Lender in the collection or enforcement of any of the Obligations and the perfection, preservation, and enforcement of its rights and remedies under any of the Loan Documents and/or its security interest in the Collateral;

(b)   Any default, breach, or failure of or by Borrower (or Guarantor) in the performance of any term, provision, or condition contained in any of the Loan Documents;

(c)   Breach of any representation, warranty, or covenant in any of the Loan Documents;

(d)   Any representation or warranty of Borrower (or Guarantor) set forth in any of the Loan Documents is found by Lender to have been false or misleading in any material respect when made;

(e)   Borrower suspends the transaction of its business for any period of time, makes or sends any notice of an intended bulk transfer or executes or files a certificate or other instrument evidencing a change in legal name;

(f)   Borrower fails to maintain its corporate existence in good standing;

(g)   The insolvency of Borrower, or the making by Borrower of an assignment for the benefit of creditors;

(h)   The appointment of a trustee or receiver or other officer of a court or other tribunal for Borrower or for any of the property of Borrower;

(i)   The commencement or institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against Borrower;

(j)   The entry of any judgment against Borrower (or Guarantor) or the issuance or entry of any attachment or other lien against any of the property of Borrower, if undischarged, unbonded or undismissed within thirty (30) days after such entry;

(k)   Any material adverse change in the financial condition or results of operation of Borrower (or Guarantor) since the effective date of any financial statement previously furnished to the Lender by Borrower (or Guarantor) has occurred and is continuing; and

(l)   It is expressly understood and agreed that should Borrower fail to pay any other indebtedness or any part thereof, principal or interest, as the same shall become due and payable, which may be secured by a lien or liens on the Collateral herein described, the Note hereby secured, at the option of the Lender, shall become due and payable.

Nothing contained in this Loan Agreement shall be construed to limit the Events of Default enumerated in any of the other Loan Documents or any other document executed in connection with the Loan and all such Events of Default shall be cumulative.

10.   Remedies. Upon the occurrence of any one or more of the foregoing Events of Default, (i) the entire unpaid balance of principal of the Note, together with all accrued but unpaid interest thereon, and all other indebtedness then owing by Borrower to the Lender, shall, at the option of the Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrower, and/or (ii) the Lender may, at its option, cease further advances under the Note. All obligations secured by the Loan Documents shall be payable without relief from valuation and appraisement laws. All rights and remedies of the Lender set forth in this Loan Agreement and in any of the other Loan Documents may also be exercised by the Lender, at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default.

11.   Rights Cumulative. All rights of the Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of the Lender under any and all other agreements between Borrower and the Lender (including, but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by the Lender under the terms of any other agreement.

12.   Waiver and Agreement. Neither the failure nor any delay on the part of the Lender to exercise any right, power or privilege under any of the Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision in any of the Loan Documents and no departure by Borrower or any Guarantor therefrom shall be effective unless the same shall be in writing and signed by the Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to any of the

Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

13.   Benefits. This Loan Agreement shall be binding upon and inure to the benefit of the Lender and Borrower, and their respective successors and assigns, provided, however, that Borrower may not, without the prior written consent of the Lender, assign any rights, powers, duties or obligations under any of the Loan Documents.

14.   Due on Sale. The Loan balance may be accelerated by the Lender upon any sale, lease, or transfer of the Collateral unless the Lender, in its sole discretion, elects to finance the new Purchaser.

15.   Notices. Any notice or other communications provided for in this Loan Agreement shall be in writing and shall be given to the party to whom addressed at the following address:

If to Borrower: Jurassic Industries, Inc.
                         902 South Business Highway 81/287
                         Decatur, Texas 76234

                         Lindberg Land & Cattle, L.L.C.
                         902 South Business Highway 81/287
                         Decatur, Texas 76234

If to Lender: First Community Bank, N.A.
                         17120 North Dallas Parkway, Suite 101
                         Dallas, Texas 75248

Except as otherwise provided herein, any notice required hereunder or under applicable law shall be in writing and shall be deemed effective if either (1) hand delivered, (2) sent by certified mail, return receipt requested, postage prepaid, or (3) sent by overnight courier. All notices sent by U.S. mail and addressed as shown in Section 15 of this Loan Agreement shall be deemed received on the earlier of (i) the third day (excluding Sundays and legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail or (ii) the date of actual receipt. All notices which are hand delivered or sent by overnight courier shall be deemed received on the day of delivery to the address shown above.

16.   Construction. This Loan Agreement and, except as otherwise provided therein, the other Loan Documents, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in Dallas County, Texas, where it is stipulated that jurisdiction and venue lies with respect to this Loan Agreement.

17.   Invalid Provisions. If any provision of any of the Loan Documents is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of the Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance.

18.   Closing. All covenants, agreements, undertakings, representations and warranties made in the Loan Documents shall survive any closing hereunder.

19.   Expenses. Borrower shall pay all costs and expenses (including, without limitation, the reasonable attorneys' fees of Lender's internal or independent legal counsel) in connection with (i) the preparation of the Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions or modifications thereof, (ii) any action required in the course of administration of the Loan and (iii) any action in the enforcement of the Lender's rights upon the occurrence of an Event of Default.

20.   Counterparts. This Loan Agreement may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same agreement.

21.   Amendment. No provision hereof may be amended, modified, waived, or supplemented, except by a writing signed by the party to be charged thereby. No waiver by Lender of an Event of Default shall be a waiver of any other Event of Default.

22.   Receipt of Authorization. Borrower has received a copy of the SBA Authorization and SBA Form 793, Notice to New SBA Borrower, from Lender, and acknowledges that:

(a)   The SBA Authorization is not a commitment by Lender to make a loan to Borrower;

(b)   The SBA Authorization is between Lender and SBA and creates no third party rights or benefits to Borrower;

(c)   The Note will require Borrower to give Lender prior notice of intent to prepay;

(d)   If Borrower defaults on the Loan, SBA may be required to pay Lender under the SBA guarantee. SBA may then seek recovery of these funds from Borrower. Under SBA regulations, 13 CFR Part 101, Borrower may not claim or assert against SBA any immunities or defenses available under local law to defeat, modify or otherwise limit Borrower's obligation to repay to SBA any funds advanced by Lender to Borrower; and

(e) Payments by SBA to Lender under SBA's guarantee will not apply to the Loan account of Borrower, or diminish the indebtedness of Borrower under the Note or the obligations of any personal guarantor of the Note.

23. <u>Environmental</u>. For the real property located at C.R. 3310 and C.R. 3325, East of State Highway 6, in Bosque County, Texas (334.91 acres), and more fully described on Exhibit "C" (the "Property"), Borrower represents, warrants and covenants as follows:

(a) At the time Borrower submitted the application for the Loan, Borrower was in compliance with all local, state, and federal environmental laws and regulations pertaining to reporting or clean-up of any hazardous substance, hazardous waste, petroleum product, or any other pollutant regulated by state or federal law as hazardous to the environment ("Contaminant"), and regarding any permits needed for the creation, storage, transportation or disposal of any Contaminant;

(b) Borrower has complied, and will continue to comply, with all local, state and federal environmental laws and regulations pertaining to environmental contamination;

(c) Borrower, and all of its principals, has no knowledge of the actual or potential existence of any Contaminant that exists on, at, or under the Property, including groundwater, other than what was disclosed in connection with the environmental investigation of the Property;

(d) Until full repayment of the Loan, Borrower will promptly notify Lender and SBA if it knows or suspects that there has been, or may have been, a release of a Contaminant in, at, or under the Property, including groundwater, or if Borrower or such Property is subject to any investigation or enforcement action by any federal, state, or local environmental agency ("Agency") pertaining to any Contaminant on, at, or under such Property, including groundwater; and

(e) Borrower indemnifies, and agrees to defend and hold harmless, Lender and SBA, and any assigns or successors in interest which take title to the Property, from and against all liabilities, damages, fees, penalties or losses arising out of any demand, claim or suit by any Agency or any other party relating to any Contaminant found on, at, or under the Property, including groundwater, regardless of whether such Contaminant resulted from Borrower's operations.

24. <u>Immigration Laws</u>. By execution of this Loan Agreement, the Borrower and Guarantor each jointly and severally certify that none of them have been determined by the Secretary of Homeland Security or the Attorney General to have engaged in a pattern or practice

of hiring an alien, recruiting an alien or referring an alien for a fee for employment in the United States, knowing that the person is an unauthorized alien.

      25.   <u>Final Agreement.</u> THIS LOAN AGREEMENT AND ALL OTHER DOCUMENTS RELATING TO THE LOAN CONSTITUTE A WRITTEN LOAN AGREEMENT AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

      26.   <u>Waivers.</u> TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND GUARANTOR HEREBY JOINTLY, SEVERALLY AND UNCONDITIONALLY WAIVE (A) ALL RIGHTS, REMEDIES, CLAIMS AND DEFENSES BASED UPON OR RELATED TO <u>SECTIONS 51.003</u>, <u>51.004</u>, AND <u>51.005</u> (AS MAY BE AMENDED) OF THE TEXAS PROPERTY CODE; AND (B) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF ANY OF THE LOAN DOCUMENTS.

      DATED this 9th day of December, 2009.

LENDER:

First Community Bank, N.A.

By:_____
    Ron Tittle, Executive Vice President

BORROWER:

Jurassic Industries, Inc.,
a Texas corporation

By:_____
    Reginald Lindberg, President

Lindberg Land & Cattle, L.L.C.,
a Texas limited liability company

By: _____
Reginald Lindberg, Member

GUARANTOR:

_____
Reginald Lindberg

_____
Donna Jean Lindberg

EXHIBIT 6.5

SECURITY AGREEMENT

Security Agreement dated _December 9_, 2009 of **Jurassic Industries, Inc.**, a **Texas corporation** (hereinafter referred to as the "Debtor") in favor of **First Community Bank, N.A.** ("Lender").

In consideration of advances, loans, extensions of credit or other financial accommodations, now existing or hereafter made, to or for the account or benefit of the Debtor by Lender, and as an inducement therefor, the Debtor hereby represents, warrants, and agrees as follows:

Section 1
General Information

DEBTOR'S EXACT LEGAL NAME: Jurassic Industries, Inc.

STATE OF DEBTOR'S ORGANIZATION: Texas

TYPE OF DEBTOR'S ORGANIZATIONAL ENTITY: Corporation

DEBTOR'S ORGANIZATIONAL ID NUMBER: 800720825

DEBTOR'S TAXPAYER ID NUMBER: 20-8058957

ADDRESS OF DEBTOR'S PLACE OF BUSINESS: 902 South Business Highway 81/287
                                            Decatur, Texas 76234

LENDER'S ADDRESS: 17120 North Dallas Parkway, Ste 101
                                            Dallas, Texas 75248

Section 2
Definitions

Any capitalized term relating to a Collateral definition shall have the meaning accorded thereto in the Uniform Commercial Code (the "Code"), as now enacted and hereinafter amended in the State of Texas.

"Agreement" shall mean this Security Agreement as the same may be amended, modified, and supplemented from time to time.

"Collateral" shall mean the following personal property of Debtor, wherever located, and now owned, or hereafter acquired or arising, including Proceeds and Supporting Obligations:

1.   **Accounts**; and
2.   **Inventory**.

"Default" shall mean any event referred to in Section 6 of this Agreement.

"Loan" shall mean the loan evidenced by the Note.

"Loan Documents" shall mean the Note and all other documents evidencing, securing or pertaining to the indebtedness evidenced by the Loan.

"Maximum Rate," as used herein, shall mean the maximum nonusurious interest rate, if any, that at any time, or from time to time, may under applicable law be contracted for, taken, reserved, charged or received on the Obligations (as hereinafter defined), or any portion thereof, under the laws which are presently in effect of the United States and the State of Texas applicable to such holder and such indebtedness or, to the extent allowed by law under such applicable laws of the United States of America and the State of Texas which may hereafter be in effect, which allow a higher maximum non-usurious interest rate than applicable laws now allow; provided, that in determining the Maximum Rate, due regard shall be given, to the extent required by applicable law, to any and all relevant payments, fees, charges, deposits, balances, agreements and calculations which may constitute or be deemed to constitute interest, or be deducted from principal to calculate the interest rate or otherwise affect interest rate determinations, so that in no event shall the Lender contract for, charge, receive, take, collect, reserve or apply, on the Obligations, or any portion thereof, any amount in excess of the maximum non-usurious rate of interest permitted by applicable law. To the extent that Texas law determines the Maximum Rate, the Maximum Rate shall be determined by utilizing the "indicated rate ceiling" from time to time in effect pursuant to the Texas Finance Code (V.T.C.A. Finance Code Section 303.001 et seq.) (the "Texas Finance Code") or such successor statute, as then in effect, governing usury. The Maximum Rate shall not be limited to the applicable rate ceiling in the Texas Finance Code or such successor statute if Federal laws or other state laws now or hereafter in effect and applicable to Obligations, or any portion thereof (and the interest contracted for, charged and collected hereunder) shall permit a higher rate of interest.

"Obligations" shall mean the indebtedness evidenced by that certain promissory note of even date herewith executed by Debtor and Lindberg Land & Cattle, L.L.C., a Texas limited liability company (the "Note") payable to the order of Lender in the principal amount of **Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00)**, together with any and all present or future indebtedness, liabilities, and obligations of the Debtor to Lender of any kind and however evidenced, originally contracted with Lender or with another or others, or in which Lender may have or hereafter acquire a participating interest, direct or indirect, matured or not matured, absolute or contingent, and in any and all amendments, extensions, modifications, and

renewals of any of the same. The term "Obligations" shall also include, and Debtor hereby agrees to pay, any and all attorneys' fees, costs, and expenses incurred by Lender in the collection or enforcement of any of the Obligations and the perfection, preservation, and enforcement of its rights and remedies hereunder and its security interest in the Collateral.

Section 3
Security Interest

As collateral security for the prompt and unconditional payment and performance of the Obligations, the Debtor does hereby grant to Lender a security interest in all of the Debtor's right, title, and interest in and to the Collateral. The Debtor does further grant to Lender a continuing lien upon all of the Debtor's money and any other property and the proceeds thereof, now or hereafter actually or constructively held or received by Lender for any purpose, including but not limited to, collection, custody, pledge, and transmission.

Section 4
Representations and Warranties

A.   The information relating to the Debtor set forth in Section 1 of this Agreement is accurate and complete. The Debtor is duly organized, validly existing, and in good standing under the laws of each jurisdiction in which it transacts business and has the power, authority, and legal right to enter into this Agreement and to grant to Lender the security interest in the Collateral. The execution, delivery, and performance of this Agreement and any instruments or documents executed and delivered by the Debtor herewith, and the grant of the security interest in the Collateral to Lender pursuant to the terms hereof, are not in contravention of law or the terms of the Debtor's organizational and governing documents, including but without limitation, Articles of Incorporation, By-Laws, or any indenture, contract, or agreement to which the Debtor is a party or by which it is bound. This Agreement, when executed and delivered, will constitute a legal, authorized, valid, and binding obligation of the Debtor enforceable in accordance with its terms.

B.   The Debtor is the sole owner of the Collateral, free of any liens, security interests, claims, or other encumbrances of any kind except as granted herein.

C.   1.   All Accounts, Instruments, and Chattel Paper are true statements of indebtedness of an account debtor to the Debtor and are valid and enforceable according to their terms and free of defenses, counterclaims, or offsets of any kind.

2.   Each item of Inventory is genuine and may be sold, leased, or used in the ordinary course of the Debtor's business.

3.   All Equipment is in good working order.

D.   There are no actions, proceedings, or investigations pending or threatened against the Debtor, and there are no judgments, federal or state tax liens or other liens, security interests (except as disclosed herein) or encumbrances against the Debtor, or any of its assets.

E.   All financial statements and other documents provided to Lender by the Debtor, or its representatives are true and correct and fairly and accurately represent the financial condition of the Debtor and if applicable, its shareholders, members, partners, managers, directors, and/or officers.

F.   All Collateral is to be used, acquired, and/or held for business purposes. Additionally, the proceeds of the Loan shall be used strictly for business purposes. The lending transaction evidenced by the Note is not a "consumer-goods transaction", as that term is used or defined in the Code.

Section 5
Debtor's Covenants

The Debtor shall:

A.   Pay and perform all the Obligations according to their terms;

B.   Maintain business records relating to the Collateral satisfactory to Lender and shall note thereon the security interest of Lender;

C.   The Debtor shall keep such business records at its chief executive office and will permit Lender and the United States Small Business Administration ("SBA") access thereto at all reasonable times for the purposes of inspection, audit, examination, verification, extracting, copying, and such other purposes as Lender may require. Any such inspection, audit, examination, verification, extracting, and copying shall be at the Borrower's expense;

D.   Promptly deliver to Lender at its request such lists, schedules, invoices, receipts, original documents, and other information relating to the Collateral;

E.   Promptly notify Lender of (i) any material loss or damage to the Collateral, and (ii) the occurrence of any event which could materially and adversely affect the security interest of Lender in the Collateral;

F.   Not change its name, trade style, the location of its chief executive office, its state of organization, its organizational ID number, or where any of the Collateral is kept without the prior written consent of Lender;

G.   At its own expense keep the Collateral free of all liens (except as disclosed herein) and encumbrances except (i) the security interest of Lender, and (ii) liens arising in connection

with taxes or other governmental charges or assessments which are contested in good faith by appropriate proceedings;

H.   Maintain the Collateral in compliance with any applicable law, statute, ordinance, regulation or administrative order;

I.   Not sell, transfer, or otherwise dispose of the Collateral or any interest therein (except sales of Inventory to buyers in the ordinary course of its business);

J.   Insure the Collateral at all times against all hazards, including but not limited to, fire, vandalism, and malicious mischief, and such policies shall be payable to Lender as its interest may appear. The policies of insurance shall be satisfactory to Lender as to form and insurer. The policies of insurance shall be in an amount equal to the full replacement cost of the Collateral. Debtor shall furnish certificates, policies, or endorsements to Lender as proof of such insurance, and if Debtor fails to do so Lender is authorized but not required to obtain such insurance at Debtor's expense. All policies shall provide for at least thirty (30) days prior written notice of cancellation to Lender and shall provide that coverage as to Lender will not be affected by any act or omission of Debtor. Lender may act as attorney-in-fact for Debtor in making, adjusting, and settling any claims under any such insurance policies. Debtor assigns to Lender all of its right, title, and interest in and to any insurance policies insuring the Collateral, including all rights to receive the proceeds of insurance, and directs all insurers to pay all such proceeds directly to Lender and authorizes Lender to endorse Debtor's name on any instrument for such payment. Lender shall be named as "loss payee" on all policies of insurance regarding the Collateral.

K.   At its own expense, as Lender may request place notices upon the Collateral or such portion thereof or in or about designated areas where the Collateral may be kept or used indicating the security interest of Lender herein;

L.   Be liable to Lender for any expenditures by Lender for the maintenance and preservation of the Collateral, including without limitation, taxes, levies, insurance, and repairs, attorney's fees and expenses, accountant's fees and expenses, and for the collection, repossession, holding, preparation, and sale or other disposition of or realization upon the Collateral. Debtor will also be liable to Lender for all damages for breach of warranty, misrepresentation, or breach of covenant by Debtor. All such liabilities shall be secured by the security interest granted herein, and shall be payable upon demand;

M.   Not, without Lender's prior written consent, (i) sell, lease, pledge, encumber (except by purchase money lien on property acquired after the date of the Note), or otherwise dispose of any of Debtor's assets, except in the ordinary course of business (ii) purchase, lease, or otherwise acquire any assets (or commit to do so) other than current assets or assets acquired in the ordinary course of business; or (iii) declare or pay any dividends (except stock dividends), or return any capital to any of its stockholders, or redeem, repurchase, or otherwise acquire any

of its outstanding capital stock; or (iv) become a party to any consolidation, merger, liquidation, or dissolution; and

N.   Debtor will cooperate with Secured Party in obtaining a control agreement and such other documents required by Secured Party, in form and substance satisfactory to Secured Party, to perfect an interest in deposit accounts, investment property, letter-of-credit rights, electronic chattel paper, or other Collateral.

Section 6
Defaults

Each of the following shall be a default under this Agreement (hereinafter "Default").

A.   Any default or event of default in payment of the Obligations, whether or not the Obligations have been accelerated.

B.   Breach of any representation or warranty contained in this Agreement or the Loan Documents.

C.   Default in the performance of any provision of this Agreement or the Loan Documents.

D.   Default under any agreement with or obligation to Lender by any endorser or guarantor of the Obligations or by any other party liable for payment or performance of the Obligations.

E.   The entry of a judgment, issuance of an injunction, order of attachment, or any other process against Debtor or the Collateral which in the sole opinion of Lender impairs Debtor's ability to pay or perform the Obligations.

F.   If Debtor shall dissolve or otherwise terminate its existence in its form as of the date hereof; become insolvent or suffer a business failure; have a custodian, receiver or agent appointed or authorized to take charge of its assets; make an assignment for the benefit of any creditors; be subject to the commencement of any proceeding in bankruptcy or under other insolvency laws.

G.   If there is any material deterioration, impairment, decline in character or value, or material adverse change (whether actual or reasonably anticipated) in the assets, operations or conditions of Debtor or any part of the Collateral or any other property subject to a lien in favor of Lender as security for the Obligations that causes the Collateral or such other property in the judgment of Lender to become unsatisfactory as to character or value.

H.   It is expressly understood and agreed that should Debtor fail to pay any other indebtedness or any part thereof, principal or interest, as the same shall become due and payable,

which may be secured by a lien or liens on the Collateral herein described, the Obligations hereby secured, at the option of the Lender, shall become due and payable.

Section 7
Rights and Remedies of Lender

A.   In addition to the rights and remedies granted to Lender herein, Lender shall at all times have the rights and remedies of a secured party under the Code.

B.   On and after the occurrence of a Default, Lender may:

1.   Declare all or any part of the Obligations due and payable.

2.   Enter the premises of the Debtor and take custody of or remove the Collateral, without judicial process or the responsibility to post a bond or other financial undertaking.

3.   Require the Debtor to assemble the Collateral, and make it available to Lender at the Debtor's premises or at any other location selected by Lender, where it will remain at the Debtor's expense pending sale or other disposition. Lender may take possession of, remove, or otherwise deal with the Collateral for any purpose including putting the Collateral in saleable form.

4.   Dispose of all or any part of the Collateral in such manner and upon such terms as Lender, in its sole discretion, shall determine. If notice of sale or disposition of Collateral is required, ten (10) days notice to the Debtor of any intended sale or other disposition of the Collateral shall be deemed to be reasonable. Lender shall have the right to purchase the Collateral.

5.   Endorse any note, draft, check, or other instrument for the payment of money and any other invoice, assignment, verification, notice, or other document with respect to the Collateral, as the attorney-in-fact for the Debtor with full power of substitution.

6.   Accept and receive payment of, receipt for, or settle, compromise, or adjust any claim, suit, action, or proceeding with respect to the Collateral and give discharge, release, or full or partial acquittance therefor.

7.   Defend any suit, action, or proceeding against the Debtor concerning the Collateral.

C.   The Debtor shall reimburse Lender for any and all costs and expenses, including but not limited to reasonable attorneys' fees, incurred by Lender in preserving the Collateral or

the security interest; enforcing, collecting, or realizing upon the Obligations or the Collateral; and performing the Debtor's obligations hereunder, which Lender is hereby authorized to do.

D.   Lender shall be under no obligation or liability to any party for the performance or observance of any of the representations, warranties, conditions, or terms of any document relating to the Collateral.

E.   Lender shall be under no duty to protect the Collateral from deterioration, waste or loss by fire, theft or otherwise unless such deterioration, waste or loss be caused by the wilful act of the Lender. Debtor expressly waives any duty on the part of the Lender to protect the Collateral from deterioration, waste or loss except for the wilful acts of the Lender.

F.   Lender may, without notice, demand, or presentment, which are hereby waived by Debtor and Guarantors and all other parties obligated in any manner whatsoever on the Obligations, declare the entire unpaid balance of the Obligations immediately due and payable, and upon such declaration, the entire unpaid balance of the Obligations shall be immediately due and payable. Debtor hereby waives all notices allowed by law, including without limitation, demand, presentment, notice of dishonor, protest, notice of intent to accelerate maturity and notice of acceleration in connection with this Agreement, any note or other document.

G.   Lender may seize all books and records of Debtor pertaining to the Collateral. Lender shall have the authority to enter upon any real property or improvements thereon in order to seize any such books or records, or any Collateral located thereon, and remove the same therefrom without liability.

H.   Lender may apply proceeds of the disposition of Collateral to the Obligations in any manner elected by Lender and permitted by the Code. Such application may include, without limitation, the reasonable expenses of retaking, holding, preparing for sale or other disposition, and the reasonable attorneys' fees and legal expenses incurred by Lender.

I.   Debtor and Lender intend to comply with the applicable law governing the Maximum Rate. All agreements between Debtor and Lender, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no event whatsoever, whether by reason of acceleration of the maturity of the Obligations or otherwise, shall the interest contracted for, charged, or received by Lender hereunder or otherwise exceed the Maximum Rate. If, in any contingency whatsoever, Lender shall receive anything of value deemed interest under applicable law which would cause the interest contracted for, charged, or received by the Lender to exceed the Maximum Rate, the excessive interest shall be applied to the reduction of the unpaid principal balance of the Obligations and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Obligations, such excess shall be refunded to Debtor, and the provisions herein and any demand on Debtor shall immediately be deemed reformed, and the amounts thereafter collectible hereunder shall be reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the

recovery of the fullest amount otherwise called for hereunder. All interest paid or agreed to be paid to the Lender, to the extent permitted by applicable law, shall be amortized, prorated, allocated, and spread throughout the full term of such indebtedness until payment in full (including the period of any renewal or extension hereof) so that the rate or amount of interest on account of such indebtedness does not exceed the Maximum Rate.

Section 8
Miscellaneous

A.   All representations and warranties made herein or in any of the Loan Documents shall be continuous.

B.   Debtor agrees that from time to time, without presentment, notice or demand, and without affecting or impairing in any way the rights of Lender with respect to the Collateral, Debtor's obligations hereunder, or the Obligations, Lender may, but shall not be obligated to, take any action which Debtor is obligated to do and to exercise such rights and powers as Debtor might exercise with respect to the Collateral.

C.   Debtor hereby irrevocably appoints Lender as its attorney-in-fact to exercise the following rights and powers: (i) collect by legal proceedings or otherwise and indorse, receive and receipt for all dividends, interest, payments, proceeds, and other sums and property now or hereafter payable on or on account of the Collateral; (ii) enter into any extension, reorganization, deposit, merger, consolidation, or other agreement pertaining to, or deposit, surrender, accept, hold, or apply other property in exchange for the Collateral; (iii) insure, process and preserve the Collateral; make, adjust and settle any claims under any insurance on the Collateral; (iv) transfer the Collateral to its own or its nominees' name; (v) make any compromise or settlement, and take any action it deems advisable, with respect to the Collateral; (vi) notify any account debtor on any Collateral to make payment directly to Lender; and (vii) sign and file a financing statement describing any liens held by Secured Party in any applicable jurisdiction, on behalf of Debtor if required. Lender shall incur no liability to Debtor or any third party for acting hereunder or for failure to act hereunder.

D.   No provision hereof may be amended, modified, waived, or supplemented, except by a writing signed by the party to be charged thereby. No waiver by Lender of any Default shall be a waiver of any other Default.

E.   All rights and remedies of Lender shall be cumulative and may be exercised at such times and in such order as Lender determines, and no delay or omission in exercising or enforcing any such right or remedy shall be a waiver thereof or preclude the exercise or enforcement thereof at a later time.

F.   This Agreement shall remain in full force and effect until terminated in writing by Lender.

G.   This Agreement shall be binding upon and shall be for the benefit of the parties hereto and their executors, heirs, successors, and assigns, as the case may be.

H.   Except as expressly provided to the contrary herein, each section, part, term, or provision of this Agreement shall be considered severable, and if for any reason any section, part, term, or provision herein is determined to be invalid and contrary to or in conflict with any existing or future law or regulation by a court or governmental agency having valid jurisdiction, such determination shall not impair the operation of or have any other effect on other sections, parts, terms, or provisions of this Agreement as may remain otherwise intelligible, and the latter shall continue to be given full force and effect and bind the parties hereto, and said invalid sections, parts, terms, or provisions shall not be deemed to be a part of this Agreement.

I.   Any notice required hereunder or under applicable law shall be in writing and shall be deemed effective if either (1) hand delivered, (2) sent by certified mail, return receipt requested, postage prepaid, or (3) sent by overnight courier. All notices sent by U.S. mail and addressed as shown in Section 1 of this Agreement shall be deemed received on the earlier of (i) the third day (excluding Sundays and legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail or (ii) the date of actual receipt. All notices which are hand delivered or sent by overnight courier shall be deemed received on the day of delivery to the address shown in Section 1 of this Agreement.

J.   This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of law, and venue for any action hereunder shall be in Dallas County, Texas.

K.   The Loan secured by this lien was made under a United States Small Business Administration nationwide program which uses tax dollars to assist small business owners. If the United States is seeking to enforce this document, then under SBA's regulations:

(i)   When SBA is the holder of the Note, this document and all documents evidencing or securing the Loan will be construed in accordance with federal law.

(ii)   Lender or SBA may use local or state procedures for purposes such as filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using these procedures, SBA does not waive any federal immunity from local or state control, penalty, tax or liability. Neither Debtor nor any obligor of the Obligations may claim or assert against SBA any local or state law to deny any obligation of Debtor or any obligor of the Obligations, or defeat any claim of SBA with respect to the Loan.

L.   Any clause in this Agreement requiring arbitration is not enforceable when SBA is the holder of the Note.

M. DEBTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS SECURITY AGREEMENT OR THE OTHER LOAN DOCUMENTS.

IN WITNESS WHEREOF, the Debtor has executed this Agreement as of the date set forth above.

DEBTOR:

Jurassic Industries, Inc.,
a Texas corporation

By: _____
      Reginald Lindberg, President

STATE OF TEXAS   §
                          §
COUNTY OF DALLAS   §

BEFORE ME, the undersigned, a Notary Public in and for said County and State, on this day personally appeared **Reginald Lindberg, President of Jurassic Industries, Inc., a Texas corporation,** known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same in the capacity therein stated, as the act of the entity for the purposes and consideration therein expressed.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the _____ day of _____ _____, 2009.

_____
NOTARY PUBLIC, State of Texas



APRIL HOUSER
My Commission Expires
November 05, 2010

SECURITY AGREEMENT - Jurassic Industries, Inc.

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